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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-191211

PROSPECTUS

12,000 Shares of Series D Preferred Stock
(and 5,825,243 Shares of Common Stock Underlying the Series D Preferred Stock)
12,000 Warrants to Purchase up to 5,825,243 Shares of Common Stock
(and 5,825,243 Shares of Common Stock Issuable Upon Exercise of Warrants)

        We are offering 12,000 units to purchasers in this offering, with each unit consisting of (1) one share of Series D preferred stock which is convertible into that number of shares of our common stock equal to 1,000 divided by the conversion price of the Series D preferred stock and (2) one warrant exercisable for 485.4369 shares of our common stock, which equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the initial conversion price, at an exercise price per share equal to $3.12, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. This prospectus also covers up to 5,825,243 shares of common stock issuable upon conversion of the Series D preferred stock and up to 5,825,243 shares of common stock issuable upon exercise of the warrants.

        The units will be sold for a purchase price equal to $1,000 per unit. Units will not be issued or certificated. The shares of Series D preferred stock and the warrants are immediately separable and will be issued separately. Subject to certain ownership limitations, the Series D preferred stock is convertible at any time at the option of the holder into shares of our common stock at a conversion price per share equal to $2.06, which is 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. Subject to certain ownership limitations, the warrants are immediately exercisable and expire on the fifth anniversary of the date of issuance.

        For a more detailed description of the Series D preferred stock, see the section entitled "Description of Capital Stock—Series D Preferred Stock" beginning on page 41. For a more detailed description of the warrants, see the section entitled "Description of Securities We Are Offering—Warrants" beginning on page 47 of this prospectus. For a more detailed description of our common stock, see the section entitled "Description of Capital Stock—Common Stock and Preferred Stock" beginning on page 40 of this prospectus. We refer to the Series D preferred stock issued hereunder, the warrants to purchase common stock issued hereunder and the shares of common stock issuable upon conversion of the Series D preferred stock and upon exercise of the warrants issued hereunder, collectively, as the securities.

        Our common stock is listed on The NASDAQ Capital Market under the symbol "CBMX". On December 16, 2013, our common stock closed at $2.85 per share. The preferred stock and warrants will not be listed on any national securities exchange.

        Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 10 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit (one Share of Series D Preferred Stock and one warrant)	Total

Public offering price	$1,000	$12,000,000

Underwriting discounts and commissions(1)	$64.65625	$775,875

Proceeds to us (before expenses)	$935.34375	$11,224,125

(1)
We have agreed to reimburse the underwriter for certain expenses. See "Underwriting" on page 25 of this prospectus for a description of the compensation payable to the underwriter.

        The underwriter expects to deliver the shares and warrants against payment on or about December 20, 2013, subject to satisfaction of certain conditions.

Ladenburg Thalmann & Co. Inc.

Prospectus dated December 17, 2013.

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriter has not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. CombiMatrix Corporation's business, financial condition, results of operations and prospects may have changed since such dates.

        We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

        Unless the context otherwise requires, the terms "CombiMatrix Corporation," the "Company," "we," "us," "our" and similar terms used in this prospectus refer to CombiMatrix Corporation and its wholly-owned subsidiary. All information contained herein and in the documents incorporated by reference herein relating to shares and per share data has been adjusted to reflect a one-for-ten reverse stock split effected on December 4, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains, and may incorporate by reference, forward-looking statements regarding us which include, but are not limited to, statements concerning our plans and objectives for future operations, assumptions underlying such plans and objectives, projected results of operations, capital expenditures, earnings, management's future strategic plans, services development, litigation, regulatory matters, market acceptance and performance of our services, the success and effectiveness of our technologies and services, our ability to retain and hire key personnel, the competitive nature of and anticipated growth in our markets, market position of our services, marketing efforts and partnerships, liquidity and capital resources, our accounting estimates, and our assumptions and judgments. All statements, other than statements of historical fact, are forward looking statements. Such statements are based on management's current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Words such as "anticipates," "expects," "intends," "plans," "predicts," "potential," "believes," "seeks," "estimates," "should," "would," "could," "may," "will", "ongoing," "more likely to," "with a view to," "continue," "our future success depends," "seek to continue," or the negative of these words and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future results and are subject to a number of risks, uncertainties and assumptions that are difficult to predict and that could cause our actual results to differ materially and adversely from those described in the forward-looking statements as a result of various factors, including those set forth in the section "Risk Factors" beginning on page 10 of this prospectus and elsewhere in this prospectus. Such factors include, but are not limited to the following:

  •
  our ability to obtain additional financing for working capital on acceptable terms and in a timely manner;

  •
  our ability to successfully increase the volume of our existing tests, expand the number of tests offered by our laboratory, increase the number of customers and partners and improve reimbursement for our testing;

  •
  our ability to continue as a going concern;

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  our ability to maintain compliance with Nasdaq's continued listing requirements;

  •
  market acceptance of CMA as a preferred method over karyotyping;

  •
  the rate of transition to CMA from karyotyping;

  •
  changes in consumer demand;

  •
  our ability to attract and retain a qualified sales force and key technical personnel;

  •
  our ability to successfully develop new services;

  •
  our ability to successfully introduce new technologies and services;

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  rapid technological change in our markets;

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  supply availability;

  •
  the outcome of existing litigation;

  •
  our ability to bill and obtain reimbursement for highly specialized tests;

  •
  our ability to comply with regulations to which our business is subject;

  •
  legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate;

  •
  our limited market capitalization;

  •
  future economic conditions;

  •
  other circumstances affecting anticipated revenues and costs; and

  •
  those additional factors which are listed under the section "Risk Factors" beginning on page 10 of this prospectus.

        These forward looking statements speak only as of the date of this prospectus and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein, or in the documents incorporated by reference herein, to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based, except as otherwise required by law. Additional factors that could cause such results to differ materially from those described in the forward looking statements are set forth in connection with the forward looking statements.

 PROSPECTUS SUMMARY

        This summary highlights certain information described in greater detail elsewhere or incorporated by reference in this prospectus. Before deciding to invest in our securities you should read the entire prospectus carefully, including the "Risk Factors" section contained in this prospectus, and our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other documents incorporated by reference into this prospectus.

 Our Company

        We provide valuable molecular diagnostic solutions and comprehensive clinical support for the highest quality of care. We specialize in miscarriage analysis, prenatal and pediatric healthcare, offering DNA-based testing for the detection of genetic abnormalities beyond what can be identified through traditional methodologies. We perform genetic testing utilizing a variety of advanced cytogenomic techniques, including microarray, standardized and customized fluorescent in-situ hybridization (or "FISH") and high resolution karyotyping. We emphasize support for healthcare professionals, to ensure data understanding and communication of results to patients. We deliver high-technology driven answers, with a high degree of assistance for the ordering physician and staff.

Services Offered

        We utilize the latest microarray technologies to deliver molecular diagnostic services for the diagnosis of diseases and the management of patient care in two primary areas: (i) developmental disorders associated with congenital anomalies, dysmorphic features, intellectual disabilities and autism spectrum disorders' and (ii) hematology/oncology. The terms "microarray" and "array" are used interchangeably throughout this discussion.

  •
  Developmental Disorders.  The focus of our developmental disorder suite of array tests is on the prenatal and postnatal application of microarrays in diagnosing genomic syndromes associated with developmental delays, autism spectrum disorders, dysmorphic features and/or birth defects. Although traditional karyotyping has been regarded as the "gold standard" for this type of diagnosis for the past two decades, recent studies have demonstrated a clear improvement in the detection rate of chromosomal abnormalities by microarrays, not only in the pediatric realm but also in prenatal care. An accurate diagnosis is essential to providing appropriate anticipatory care, starting with decisions about pregnancy management and moving towards decisions about whether delivery at a tertiary care center is advised and how the genomic disorder will potentially impact neonatal and pediatric care. As a result of the advances in array-based diagnostic testing for developmental disorders, numerous professional organizations have recently revised their standard of care recommendations to include the use of microarrays as a first-tier test in lieu of standard karyotyping.

  •
  Oncology.  The second area of focus for our diagnostic services is cancer. At any given time in the United States, there are several million individuals who either have cancer or are cancer survivors, and are at risk for recurrence. Patients who are newly diagnosed with cancer require significant medical care, which often includes physical examinations, biopsies, diagnostic testing, chemotherapy, surgery, extended hospital stays, and radiotherapy. We have developed, and continue to develop a series of diagnostic microarray tests that, through the genetic analysis of blood, tissue or biopsy samples, will provide additional genomic information to physicians for use in providing more personalized management of their patients.

Technologies

        In order to achieve the promise of personalized medicine, our objective is to provide a suite of molecular diagnostic tests based on the following array-based technologies:

  •
  Oligo Arrays with Single Nucleotide Polymorphisms ("SNPs")—Our self-designed oligo arrays allow us to analyze DNA on a highly refined scale. Incorporating small DNA molecules, in the range of 25 - 75 nucleotide-long oligo probes, in our arrays, and by spacing these shorter probes more closely together, we are able to provide a dense, high-resolution analysis of the genome.

  •
  BAC Arrays—Bacterial artificial chromosome (or "BAC") arrays are an early version of microarrays, using relatively large pieces of human DNA to evaluate the genome. As an example, the average size of a BAC probe equals approximately 100,000 base pairs of DNA. The larger DNA sequences can be placed on a substrate, which, in our case, is a chemically modified glass slide. With the advent of high density oligonucleotide microarrays described above, the role of BAC arrays has become specialized. We utilize our BAC arrays primarily to enable us to perform microarray tests from tissue samples that have been fixed in formalin and imbedded in paraffin wax, or "FFPE." BAC arrays are particularly useful in analyzing DNA samples that have poorer DNA quality, such as older samples or samples in FFPE tissue, because the large sequences increase the assay's robustness and reduce "noise" in the data.

Market Opportunity

        We believe the molecular diagnostics market is one of the fastest-growing segments within the overall diagnostics market. Molecular diagnostics refers to the use of an individual's genetic analysis to guide medical decision-making in the area of disease diagnosis and post-diagnostic patient care management. We believe innovative approaches to re-sequencing of the human genome and a growing clinical appreciation and acceptance of the utility of genomic information in guiding clinical care are enabling rapid growth of this market. Many experts believe that the use of molecular diagnostics will continue to grow in the coming years and will have a significant impact on the way in which medicine is practiced.

Our Strategy

        Our strategic intent is to become the preeminent diagnostics services laboratory for prenatal microarray testing, and we have recently implemented a three-pronged approach to drive market adoption of our tests. The three components we are leveraging are:

  •
  Our direct sales efforts—Our sales and marketing representatives aggressively market to both the underserved pathology community and also to obstetrics and gynecology (or "OB-GYN") in the area of miscarriage management testing.

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  Our pathology partnerships—We have established and will continue to pursue multiple pathology relationships to facilitate the expansion of our array services with the miscarriage management tests.

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  Our strategic alliances—Relationships with established industry partners help us provide a more complete test offering to maternal fetal medicine (or "MFM") specialists and OB-GYN physicians and enable us to capitalize on the demand for complementary techniques such as non-invasive prenatal screening, or "NIPS".

Recent Alliances and Partnerships

        We have established several key partnerships in the past year, most notably with Sequenom, Inc., where we jointly announced in August 2013, that we entered into a collaboration agreement to market and promote chromosomal microarray analysis (or "CMA") to broaden and confirm the results of NIPS for physicians and their patients. Under this agreement, our two companies will collaboratively use our respective marketing channels and sales forces to promote the use of NIPS and CMA and work together to provide technical training to physicians and counseling, education and support services to expectant parents. Our two companies plan to provide, when clinically appropriate, a comprehensive test results report for physicians and parents.

Corporate Information

        Our principal business office is located at 310 Goddard, Suite 150, Irvine, California 92618, and our telephone number is (949) 753-0624. Our website address is www.combimatrix.com. Information contained in our website or any other website does not constitute part of, and is not incorporated into, this prospectus.

 The Offering

        The following summary contains basic information about the offering and the securities we are offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the securities we are offering, please refer to the sections of this prospectus titled "Description of Capital Stock" and "Description of Securities We Are Offering."

Securities offered by us	12,000 units, with each unit consisting of one share of Series D preferred stock and one warrant exercisable for 485.4369 shares of our common stock, which equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the initial conversion price, at an exercise price per share equal to $3.12, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement.(1) Units will not be issued or certificated. The shares of Series D preferred stock and the warrants are immediately separable and will be issued separately.
Offering Price	$1,000 per unit
Description of Series D preferred stock

Each unit includes one share of Series D preferred stock. Series D preferred stock has a liquidation preference and is subject to certain ownership limitations. See the section entitled "Description of Capital Stock—Series D Preferred Stock" beginning on page 41. This prospectus also relates to the offering of shares of common stock issuable upon conversion of the Series D preferred stock.

Conversion Price of Series D preferred stock	$2.06, which is 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement.
Shares of common stock underlying the shares of Series D preferred stock included in units	5,825,243(1)
Description of warrants

The warrants will have an exercise price of $3.12 per share, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement, will be immediately exercisable and will expire on the fifth anniversary of the date of issuance. This prospectus also relates to the offering of shares of common stock issuable upon exercise of the warrants.

Shares of common stock underlying the warrants included in units	5,825,243(1)
Common stock outstanding before this offering	5,113,892 shares
Common stock to be outstanding after this offering, including shares of common stock underlying shares of Series D preferred stock included in units	10,939,135 shares(1)(2)
Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. General corporate purposes may include capital expenditures. See "Use of Proceeds" below.

Limitations on beneficial ownership

Notwithstanding anything herein to the contrary, we will not permit the conversion of the Series D preferred stock or exercise of the warrants of any holder if, after such conversion or exercise, such holder would beneficially own more than 4.99% of the shares of common stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon not less than 61 days prior notice provided that such limitation can never exceed 9.99% and such 61 day period cannot be waived).

Market for our common stock	Our common stock is quoted and traded on The NASDAQ Capital Market under the symbol "CBMX."
No market for the units, Series D preferred stock or warrants

The units will not be certificated and the securities part of such units are immediately separable and will be issued separately in this offering. There is no established public trading market for the Series D preferred stock or the warrants issued in this offering, and we do not intend to apply to list such Series D preferred stock or warrants on any securities exchange or automated quotation system.

Risk Factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider before deciding to purchase our securities.
NASDAQ Capital Market Symbol	CBMX

(1)
Based on a Series D preferred stock conversion price of $2.06 per share, which was 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. The number of shares of our common stock for which each warrant is exercisable equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the conversion price.

(2)
The number of shares of common stock to be outstanding after this offering as reflected in the table above is based on the actual number of shares outstanding as of November 26, 2013, which was 5,113,892, and does not include, as of that date:

•
640,019 shares of common stock issuable upon the exercise of outstanding stock options under our 2006 Incentive Plan, having a weighted average exercise price of $10.78 per share;

•
1,716,524 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $10.70 per share;

•
additional shares of common stock issuable upon exercise of Series A Warrants pursuant to the anti-dilution provisions thereof; and

•
shares of common stock that may be issued under the warrants to be issued in this offering.

        Unless otherwise stated, outstanding share information throughout this prospectus excludes such outstanding options, warrants to purchase shares of common stock.

Recent Developments

        The American College of Obstetricians and Gynecologists, or ACOG, has issued new guidelines indicating that chromosomal microarray analysis, or CMA, is now recommended as the first-line genetic test in pregnancies showing fetal abnormalities on an ultrasound screen. The ACOG guidelines also indicate that CMA is recommended as the preferred genetic test to help identify the cause of death in stillbirths and intrauterine fetal demise when further cytogenetic analysis is desired because of its increased likelihood of obtaining results and improved detection of causative abnormalities.

        CMA is a DNA-based method of prenatal genetic testing. Like the conventional prenatal genetic test known as karyotyping, CMA can identify major chromosomal defects such as Down syndrome. But CMA can also find many other genetic defects that are too small to be detected by karyotyping. Both CMA and karyotyping require testing of fetal tissue obtained with chorionic villus sampling or amniocentesis.

        We believe this new guidance from ACOG recommending CMA as the first-line test when an ultrasound reveals one or more major fetal abnormalities is a significant milestone in the evolution of genetic testing for fetal abnormalities, but one that we had expected based on the clinical data from recently published studies. Due to the support of ACOG and its opinion leaders, we believe clinicians are now more likely to counsel patients on the availability of microarray testing and offer this option to them as a first-line test. We also believe ACOG's recognition of microarray testing's increased likelihood of obtaining results and improved detection of causative abnormalities in stillbirths and intrauterine fetal demise also is an important milestone in those areas of care.

Recent Financial Information

        Total revenues for the three months ended September 30, 2013 were $1.50 million, compared to revenues of $1.29 million for the three months ended September 30, 2012. The increase was driven primarily by increased microarray testing volumes, which increased by 34% from 857 billable tests for the third quarter ended September 30, 2012, to 1,145 tests for the third quarter ended September 30, 2013. The prior year revenues included $195,000 of clinical trial support services revenues, which did not repeat in 2013. Diagnostic testing revenues of $1.47 million grew by 39% in the third quarter of 2013, from $1.05 million in the third quarter of 2012. Also, prenatal microarray revenues increased to $847,000 for the three months ended September 30, 2013, compared to $370,000 for the comparable period in 2012, driven primarily by increased prenatal microarray volumes, which increased by 140% to 541 for the three months ended September 30, 2013, compared to 225 in the comparable period in 2012.

        Cash and cash equivalents and total assets were $4.0 million and $7.0 million as of September 30, 2013, compared to $2.4 million and $5.2 million as of December 31, 2012, respectively. Our cash balances have increased due primarily to financing activities in 2013, partially offset by cash used in operations, which was $1.2 million for the three months ended September 30, 2013, compared to $1.4 million in the comparable period in 2012. Our warrant liability decreased to $1.1 million as of September 30, 2013, from $4.2 million as of December 31, 2012, as a result of warrant exercises and decreases in the fair value of the derivative warrant liability during 2013. Total liabilities decreased to $2.6 million as of September 30, 2013, from $5.9 million as of December 31, 2012, primarily due to decreases in the derivative warrant liability. Stockholders' equity increased to $4.4 million as of September 30, 2013, from a deficit of $1.1 million as of December 31, 2012. The increase in stockholders' equity is due primarily to financing activities during 2013, coupled with the recognition of warrant derivative gains from lower warrant liability valuations as of September 30, 2013, compared to December 31, 2012.

 Summary Selected Consolidated Financial Information

        You should read the summary selected consolidated financial information presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and the notes to those consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus.

        The following tables set forth our summary statement of operations data for the years ended December 31, 2012 and 2011, for the three and nine months ended September 30, 2013 and 2012, and our summary balance sheet data as of September 30, 2013 and December 31, 2012 and 2011. Our statement of operations data for the years ended December 31, 2012 and 2011 and our balance sheet data as of December 31, 2012 and 2011 were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus. Our statement of operations data for the three and nine months ended September 30, 2013 and 2012 and our balance sheet data as of September 30, 2013 were derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which is incorporated by reference in this prospectus. In the opinion of management the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2013	2012	2012	2011
	(Amounts and numbers in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues:
Diagnostic services	$1,468	$1,053	$4,499	$3,549	$4,975	$4,558
Clinical trial support services	—	195	—	195	195	—
Royalties	35	47	115	126	180	100

Total revenues	1,503	1,295	4,614	3,870	5,350	4,658

Operating expenses:
Cost of services	845	647	2,633	1,983	2,702	2,642
Research and development	247	311	607	1,103	1,400	1,366
Sales and marketing	657	470	1,993	2,022	2,596	2,715
General and administrative	1,149	1,131	3,773	4,274	5,378	5,567
Patent amortization and royalties	64	67	190	209	266	266

Total operating expenses	2,962	2,626	9,196	9,591	12,342	12,556

Operating loss	(1,459)	(1,331)	(4,582)	(5,721)	(6,992)	(7,898)

Other income (expense):
Interest income	3	—	4	1	1	3
Interest expense	(18)	(7)	(339)	(19)	(179)	(20)
Warrant derivative gains (charges)	119	—	3,393	—	(2,357)	—

Total other income (expense)	104	(7)	3,058	(18)	(2,535)	(17)

Net loss from continuing operations	(1,355)	(1,338)	(1,524)	(5,739)	(9,527)	(7,915)
Income from discontinued operations	—	—	—	—	—	316

Net loss	$(1,355)	$(1,338)	$(1,524)	$(5,739)	$(9,527)	$(7,599)

Deemed dividends from issuing Series A convertible preferred stock	$—	$—	$—	$—	$(617)	$—
Series A convertible preferred stock dividends	—	—	(246)	—	(123)	—
Series C convertible preferred stock dividends	(14)	—	(25)	—	—	—
Deemed dividends from issuing Series B convertible preferred stock	—	—	(417)	—	—	—
Deemed dividends from issuing Series C convertible preferred stock	—	—	(1,213)	—	—	—

Net loss attributable to common stockholders	$(1,369)	$(1,338)	$(3,425)	$(5,739)	$(10,267)	$(7,599)

Basic and diluted net loss per share from continuing operations	$(0.30)	$(1.25)	$(0.44)	$(5.36)	$(8.75)	$(8.01)
Basic and diluted net loss per share from discontinued operations	—	—	—	—	—	$0.32

Basic and diluted net loss per share	(0.30)	(1.25)	(0.44)	(5.36)	(8.75)	(7.69)
Deemed dividends from issuing Series A convertible preferred stock	—	—	—	—	(0.57)	—
Series A convertible preferred stock dividends	—	—	(0.07)	—	(0.11)	—
Series C convertible preferred stock dividends	—	—	(0.01)	—	—	—
Deemed dividends from issuing Series B convertible preferred stock	—	—	(0.12)	—	—	—
Deemed dividends from issuing Series C convertible preferred stock	—	—	(0.35)	—	—	—

Basic and diluted net loss per share attributable to common stockholders(1)	$(0.30)	$(1.25)	$(0.99)	$(5.36)	$(9.43)	$(7.69)

Basic and diluted weighted average common shares outstanding(1)	4,464,380	1,070,384	3,450,166	1,070,384	1,088,833	988,461

		As of December 31,
	As of September 30, 2013
		2012	2011
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,007	$2,372	$6,385
Working capital (deficit)	3,569	(1,442)	7,463
Total assets	7,027	5,180	9,448
Total liabilities	2,635	5,905	1,298
Stockholders' equity (deficit)	4,392	(1,119)	8,150

(1)
All share and per share information prior to December 4, 2012 has been adjusted to reflect the 1-for-10 reverse stock split of our common stock that was effective on December 4, 2012.

 RISK FACTORS

        Investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as those risks described in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2012, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference in its entirety, as well as other information in this prospectus or in any other documents incorporated by reference. Each of the risks described in these sections and documents could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned above.

Risks Related to Our Business

We have a history of losses and expect to incur additional losses in the future.

        We have sustained substantial losses since our inception. We may never become profitable, or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur losses for the foreseeable future.

        To date, we have relied primarily upon selling equity and convertible debt and equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified below that may deplete our capital resources more rapidly than anticipated. Our subsidiary companies also may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. We cannot be sure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans or continue operations, and our business may be materially adversely affected.

        We began commercialization of our molecular diagnostics services in 2006. Accordingly, we have a limited operating history of generating revenues from services. In addition, we are still developing our service offerings and are subject to the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will become profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

We will not be able to meet our cash requirements beyond the second quarter of 2014 without obtaining additional capital from external sources and if we are unable to do so, we may not be able to continue as a going concern.

        We anticipate that our cash and cash equivalents of $4.0 million as of September 30, 2013 will meet our cash requirements into the second quarter of 2014. However, in order for us to continue as a going concern beyond this point, we will be required to obtain capital from external sources. Unless our market capitalization does not increase or the amount of our public float does not increase, the Series B Financing will have exhausted the limits of our existing S-3 shelf registration statement until April 2014, and we will need to file and obtain effectiveness of additional registration statements in order to raise capital in the form of a registered offering within that time period. In addition, holders of Series A Warrants, holders of Series B Warrants and holders of Series C Warrants will, under certain circumstances, have the ability to prevent us from raising additional capital from third parties. If external financing sources are not available in a timely manner or at all, or are inadequate to fund our operations, it could result in reduced revenues and cash flows from the sales of our diagnostic services and/or could jeopardize our ability to launch, market and sell additional services necessary to grow and sustain our operations, and we will be required to reduce operating costs, including research projects and personnel, which could jeopardize our future strategic initiatives and business plans.

Because our business operations are subject to many uncontrollable outside influences, we may not succeed.

        Our business operations are subject to numerous risks from outside influences, including the following:

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  Technological advances may make our array-based technology obsolete or less competitive, and as a result, our revenue and the value of our assets could materially decrease.

            Our services are dependent upon oligo and BAC array-based technologies. These technologies compete with conventional diagnostic technologies such as FISH and polymerase chain reaction, or PCR, based tests in-house. Our services are substantially dependent upon our ability to offer the latest in array technology in the SNP genotyping, gene expression profiling, chromosomal microarray analysis and proteomic markets. We believe technological advances of conventional arrays are currently being developed by our existing competition, including companies such as LabCorp and Perkin-Elmer, and potential new competitors in the market. We also expect to face additional competition from new market entrants and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future. If these companies are able to offer technological advances, our services may become less valuable or even obsolete. We cannot provide any assurance that existing or new competitors will not enter the market with the same or similar technological advances before we are able to do so.

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  New environmental regulation may materially increase the net losses of our business.

            Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result, we are subject to environmental and health and safety laws and regulations. If we were to be found in violation of these laws and regulations, we may face fines or other penalties. Also, any changes in these laws and regulations could increase our compliance costs, and as a result, could materially increase our net losses.

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  Our technologies face uncertain market value.

            Our business includes many services, some of which were recently introduced into the market. These technologies and services have not gained widespread market acceptance, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and services will meet or exceed our expectations. Further, we are developing services, some of which have not yet been introduced into the market. A lack of or limited market acceptance of these technologies and services will have a material adverse effect upon our results of operations.

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  We obtain components and raw materials from a limited number of sources, and, in some cases, a single source, and the loss or interruption of our supply sources may materially adversely impact our ability to provide testing services to meet our existing or future sales targets.

            Substantially all of the components and raw materials used in providing our testing services, including array slides and reagents, are currently provided to us from a limited number of sources or in some cases from a single source. Any supply interruption in a sole-sourced component or raw material might result in up to a several-month delay and materially harm our ability to provide testing services until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our process, could have a material adverse effect on our ability to provide testing services. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all.

        Any one of the foregoing outside influences may require us to seek additional financing to meet the challenges presented or to mitigate a loss in revenue, and we may not be able to obtain the needed financing in a timely manner on commercially reasonable terms or at all. Further, any one of the foregoing outside influences affecting our business could make it less likely that we will be able to gain acceptance of our array technology by researchers in the pharmaceutical, biotechnology and academic communities.

Our revenues will be unpredictable, and this may materially adversely affect our financial condition.

        The amount and timing of revenues that we may realize from our business will be unpredictable because whether our services are commercialized and generate revenues depends, in part, on the efforts and timing of our potential customers. Also, our sales cycles may be lengthy. As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our common stock may decline significantly.

The genetic diagnostic laboratory market is characterized by rapid technological change, frequent new product and services introductions, and evolving industry standards, and we may encounter difficulties keeping pace with changes in this market.

        The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect our competitors to introduce new products and services and enhancements to their existing products and services. We may not be able to enhance our current tests, or to develop new tests, in a manner that keeps pace with emerging industry standards and achieves market acceptance. Our inability to accomplish any of these endeavors will likely have a material adverse effect on our business, operating results, cash flows, and financial condition.

If we do not enter into successful partnerships and collaborations with other companies, we may not be able to fully develop our technologies or services, and our business would be materially adversely affected.

        Since we do not possess all of the resources necessary to develop and commercialize services that may result from our technologies on a mass scale, we will need either to grow our sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support our services. We believe that we will have to enter into additional strategic partnerships to develop and commercialize future services. If we cannot identify adequate partners, if we do not enter into adequate agreements, or if our existing arrangements or future agreements are not successful, our ability to develop and commercialize services will be impacted negatively, and our revenues will be materially adversely affected.

We have limited commercial experience in marketing or selling any of our potential services, and unless we develop these capabilities, we may not be successful.

        Even if we are able to develop our services for commercial release on a large scale, we have limited experience in performing our tests in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our services to potential customers. We cannot assure you that we will be able to commercially perform our tests on a timely basis, in sufficient quantities, or on commercially reasonable terms.

We face intense competition, and we cannot assure you that we will be successful competing in the market.

        The diagnostics market is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product and services introductions. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Many of our competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than we have. If we were not able to compete successfully, our business and financial condition would be materially harmed.

If our technology is not widely adopted by physicians and laboratories in the diagnostics market, our business will be materially adversely affected.

        In order to be successful, our test offerings must meet the commercial requirements of hospitals and physicians and be considered the standard of care in order to be widely adopted. Market acceptance will depend on many factors, including:

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  the benefits and cost-effectiveness of our services relative to others available in the market;

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  our ability to provide testing services in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

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  our ability to develop and market additional tests and enhance existing tests that are responsive to the changing needs of our customers; and

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  the willingness and ability of customers to adopt new technologies or the reluctance of customers to change technologies upon which they have previously relied.

The FDA may decide to regulate Laboratory Developed Tests ("LDTs"), which could prevent us from offering existing tests and/or delay the introduction of new testing services.

        During 2010, the FDA publicly announced that it has decided to exercise regulatory authority over LDTs and that it plans to issue guidance to the industry regarding its regulatory approach. The FDA has indicated that it will use a risk-based approach to regulation and will direct more resources to tests with wider distribution and with the highest risk of injury, but that it will be sensitive to the need to not adversely impact patient care or innovation. The FDA has not announced a framework or timetable for implementing its new regulatory approach. The regulatory approach adopted by the FDA may lead to an increased regulatory burden, including additional costs and delays in introducing new tests. While the ultimate impact of the FDA's approach is unknown, it may be extensive and may result in significant change. Our failure to adapt to these changes could have a material adverse effect on our business.

U.S. healthcare reform legislation may result in significant changes and our business could be adversely impacted if we fail to adapt.

        Government oversight of and attention to the healthcare industry in the United States is significant and increasing. In March 2010, U.S. federal legislation was enacted to reform healthcare. The legislation provides for reductions in the Medicare clinical laboratory fee schedule beginning in 2011 and also includes a productivity adjustment that reduces the CPI market basket update beginning in 2011. The legislation imposes an excise tax on the seller for the sale of certain medical devices in the United States, including those purchased and used by laboratories, beginning in 2013. The legislation establishes the Independent Payment Advisory Board, which will be responsible, beginning in 2014, annually to submit proposals aimed at reducing Medicare cost growth while preserving quality. These proposals automatically will be implemented unless Congress enacts alternative proposals that achieve the same savings targets. Further, the legislation calls for a Center for Medicare and Medicaid Innovation that will examine alternative payment methodologies and conduct demonstration programs. The legislation provides for extensive health insurance reforms, including the elimination of pre-existing condition exclusions and other limitations on coverage, fixed percentages on medical loss ratios, expansion in Medicaid and other programs, employer mandates, individual mandates, creation of state and regional health insurance exchanges, and tax subsidies for individuals to help cover the cost of individual insurance coverage. The legislation also permits the establishment of accountable care organizations, a new healthcare delivery model. While the ultimate impact of the legislation on the healthcare industry is unknown, it is likely to be extensive and may result in significant change. Our failure to adapt to these changes could have a material adverse effect on our business.

A significant component of our revenue is dependent on successful insurance claims. Our revenue will be diminished if payors do not adequately cover or reimburse us for our services.

        Physicians and patients may decide not to order our high-complexity genomic microarray tests unless third-party payors, such as managed care organizations as well as government payors such as Medicare and Medicaid, pay a substantial portion of the test price. Reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that tests using our technologies are:

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  not experimental or investigational;

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  medically necessary;

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  appropriate for the specific patient;

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  cost-effective;

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  supported by peer-reviewed publications; and

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  included in clinical practice guidelines.

        A substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third-party payors. However, there is uncertainty concerning third-party payor reimbursement of any test, including our high-complexity genomic microarray tests. Several entities conduct technology assessments of medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors and health care providers as grounds to deny coverage for a test or procedure. It is possible that federal, state and third-party insurers may limit their coverage of our tests in the future.

        Increasing emphasis on managed care in the United States is likely to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new applications or services.

Governmental payors and private payors are scrutinizing new medical products and services. Such third-parties may not cover, or may limit coverage and resulting reimbursement for our services. Additionally, third-party insurance coverage may not be available to patients for any of our existing tests or tests we may add in the future. Any pricing pressure exerted by these third-party payors on our customers may, in turn, be exerted by our customers on us. If governmental payors, including their contracted administrators, and other third-party payors do not provide adequate coverage and/or timely reimbursement for our services, our operating results, cash flows, or financial condition may materially decline.

Our business could be adversely impacted by the adoption of new coding for molecular genetic tests.

        Certain of the procedure codes that we use to bill our tests were recently revised by the American Medical Association, effective January 1, 2013. In the 2013 Medicare Physician Fee Schedule Final Rule, the Centers for Medicare and Medicaid Services, or CMS, announced that it has decided to keep the new molecular codes on the Clinical Laboratory Fee Schedule, rather than move them to the Physician Fee Schedule as some stakeholders had urged. CMS has also announced that for 2013 it will price the new codes using a "gap-filling" process by which it will refer the codes to the Medicare contractors to allow them to determine an appropriate price. There can be no guarantees that Medicare and other payers will establish positive or adequate coverage policies or reimbursement rates. If pricing and subsequent reimbursement levels for the new codes do not recognize the value of the molecular genetic tests, or if third-party payors decide not to provide coverage for molecular tests such as ours, our revenues, earnings and cash flows could be adversely impacted.

Our cash flows and financial condition may materially decline if payors do not reimburse us for our services in a timely manner.

        We depend on our payors to reimburse us for our services in timely manner. If our payors do not reimburse us in a timely manner, our cash flows and financial condition may materially decline.

Third-party billing is extremely complicated and could result in us incurring significant additional costs.

        Billing for molecular laboratory services is extremely complicated. The customer is the party that refers the tests and the payor is the party that pays for the tests, and the two are not always the same. Depending on the billing arrangement and/or applicable law, we need to bill various payors, such as patients, health insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements. Health insurance companies and governmental payors also generally require complete and correct billing information within certain filing deadlines. Additionally, our billing relationships require us to undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Health insurance companies also impose routine external audits to evaluate payments made. Additional factors complicating billing are:

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  pricing differences between our fee schedules and the reimbursement rates of the payors;

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  disputes with payors as to which party is responsible for payment; and

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  disparity in coverage and information requirements among various carriers.

        We incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for laboratory testing are subject to considerable and complex federal and state regulations. The additional costs we expect to incur as a result of our participation in the Medicare and Medicaid programs include costs related to, among other factors: (1) complexity added to our billing processes; (2) training and education of our employees and customers; (3) implementing compliance procedures and oversight; (4) collections and legal costs; (5) challenging coverage and payment denials; and (6) providing patients with information regarding claims processing and services, such as advanced beneficiary notices. If these costs increase, our results of operations will be materially adversely affected.

Loss of or adverse changes to our accreditations or licenses could materially and adversely affect our business, prospects and results of operations.

        The clinical laboratory testing industry is highly regulated. We are subject to the Clinical Laboratory Improvement Amendments ("CLIA"), a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform testing. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical reference laboratory. A failure to pass such inspections would result in suspension of our certificate of accreditation, which would have a material adverse effect on our business and results of operations.

        We are also required to maintain a laboratory license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical reference laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that we hold licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. A failure to obtain and maintain these licenses would have a material adverse effect on our business and results of operations.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, failure of which could result in significant penalties and suspension of one or more of our licenses.

        Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

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  Federal and state laws applicable to billing and claims payment and/or regulatory agencies enforcing those laws and regulations;

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  Federal and state laboratory anti-mark-up laws;

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  Federal and state anti-kickback laws;

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  Federal and state false claims laws;

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  Federal and state self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;

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  Coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

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  Restrictions on reimbursements for our services;

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  Federal and state laws governing laboratory testing, including CLIA;

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  Federal and state laws governing the development, use and distribution of diagnostic medical tests known as "home brews";

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  Health Insurance Portability and Accountability Act of 1996 ("HIPAA");

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  Federal and state regulation of privacy, security and electronic transactions;

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  State laws regarding prohibitions on the corporate practice of medicine;

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  State laws regarding prohibitions on fee-splitting;

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  Federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

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  Occupational Safety and Health Administration ("OSHA") rules and regulations.

        The above noted laws and regulations are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of such laws and regulations. We also may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our tests. Any determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would materially adversely affect our business, prospects, results of operations and financial condition. In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenue or increase our costs and materially adversely affect our business, prospects, results of operations, and financial condition.

We are subject to significant environmental, health and safety regulation.

        We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as to the safety and health of laboratory employees. In addition, OSHA has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the federally enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace. If we are found in violation of any of these regulations, we could be subject to substantial penalties or discipline and our business, prospects and results of operations could be materially and adversely affected.

We are subject to federal and state laws governing the financial relationship among healthcare providers, including Medicare and Medicaid laws, and our failure to comply with these laws could result in significant penalties and other material adverse consequences.

        We anticipate that a component of our future revenue will be dependent on reimbursement from Medicare and state Medicaid programs. The Medicare program is administered by CMS which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide our specialized diagnostic services. Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in our inability to participate in a governmental payor program, our returning of funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. Any of these outcomes would have a material adverse effect on our business and results of operations.

Our business is subject to stringent laws and regulations governing the privacy, security and transmission of medical information, and our failure to comply could subject us to criminal penalties and civil sanctions.

        Governmental laws and regulations protect the privacy, security and transmission of medical information. Such laws and regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. We also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Our services development efforts may be hindered if we are unable to gain access to patients' tissue and blood samples.

        The development of our diagnostic services requires access to tissue and blood samples from patients who have the diseases we are addressing. Our clinical development relies on our ability to secure access to these samples, as well as information pertaining to their associated clinical outcomes. Access to samples can be difficult since it may involve multiple levels of approval, complex usage rights and privacy rights, among other issues. Lack of or limited access to samples would harm our future services development efforts, which would have a material adverse effect on our business and results of operations.

If our current laboratory facility becomes inoperable or loses certification, we will be unable to perform our tests and our business will be materially adversely affected.

        Our diagnostic tests are operated out of our CLIA-certified laboratory in Irvine, California. Currently, we do not have a second certified laboratory. Should our only CLIA-certified laboratory be unable to perform tests, for any reason, we may be unable to perform needed diagnostic tests in connection with our services development and our business will be materially adversely affected.

Our future success depends on the continued service from our scientific, technical and key management personnel and our ability to identify, hire and retain additional scientific, technical and key management personnel in the future.

        There is intense competition for qualified personnel in our industry, particularly for laboratory technicians, scientific and medical experts, and senior level management. Loss of the services of, or failure to recruit, these key personnel functions could be significantly detrimental to us and could materially adversely affect our business and operating results. We may not be able to continue to attract and retain scientific and medical experts or other qualified personnel necessary for the development of our business or to replace key personnel who may leave us in the future. If our business grows, it will place increased demands on our resources and likely will require the addition of new management personnel. An inability to recruit and retain qualified management and employees on commercially reasonable terms would adversely and materially affect our business.

As our operations expand, our costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could materially harm our financial results.

        Our operations involve the use, transportation, storage and disposal of hazardous substances and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at our disposal sites, could expose us to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations. These types of events, if they occur, would materially adversely affect our financial results.

Any litigation to protect our intellectual property, or any third-party claims of infringement, could divert substantial time and money from our business and could shut down some of our operations.

        Our commercial success depends, in part, on our non-infringement of the patents or proprietary rights of third-parties. Many companies developing technology for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third-parties may assert that we are employing their proprietary technology without authorization. In addition, third-parties may claim that use of our technologies infringes their current or future patents. We could incur substantial costs defending against such allegations regardless of their merit, and the attention of our management and technical personnel could be diverted while defending ourselves against any of these claims. We may incur the same liabilities in enforcing our patents against others. We have not made any provision in our financial plans for potential intellectual property related litigation, and we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

        If parties making infringement claims against us are successful, they may be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, and sell services, and could result in the award of substantial damages against us. If we are unsuccessful in protecting and expanding the scope of our intellectual property rights, our competitors may be able to develop, commercialize, and sell services that compete against us using similar technologies or obtain patents that could effectively block our ability to further develop, commercialize, and sell our services. In the event of a successful claim of infringement against us, we may be required to pay substantial damages and either discontinue those aspects of our business involving the technology upon which we infringed or obtain one or more licenses from third-parties, which may not be available on commercially reasonable terms or at all. While we may license additional technology in the future, we may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in services introductions while we attempt to develop alternative methods or services, and such attempts may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available services, which would have a material adverse effect on our business and results of operations.

We could face substantial liabilities if we are sued for product liability.

        Product liability claims could be filed by someone alleging that our tests failed to perform as claimed. We may also be subject to liability for errors in the performance of our tests. Such product liability and related claims could be substantial. Defense of such claims could be time consuming and expensive and could result in damages that are not covered by our insurance.

Exposure to possible litigation and legal liability may adversely affect our business, financial condition and results of operations.

        In the past, we have been exposed to a variety of litigation claims and there can be no assurance that we will not be subject to other litigation in the future that may adversely affect our business, financial condition or results of operations. On February 14, 2011, Relator Michael Strathmann served us with a Complaint filed in the Superior Court of the State of California for the County of Orange. The Complaint alleged that we submitted false and fraudulent insurance claims to National Union Fire Insurance Company of Pittsburgh, PA in connection with a prior lawsuit that was settled with Nanogen, Inc., thereby allegedly violating the California Insurance Fraud Prevention Act, and sought penalties and unspecified treble damages. On May 4, 2011, the Superior Court dismissed the Complaint by ordering that it be stricken for violation of the California Anti-SLAPP statute, which prevents plaintiffs from filing abusive lawsuits against public policy. On June 15, 2011, Strathmann filed a Notice of Appeal with the California Court of Appeals, appealing the granting of the Motion to Strike. Subsequently, Strathmann filed a Notice of Appeal of the award of attorneys' fees against him. On October 24, 2012, the California Court of Appeals reversed the Superior Court's dismissal, finding that the anti-SLAPP statute was not applicable and remanding the case to the Superior Court. Strathmann has filed an Amended Complaint, and we have filed an Answer to that pleading. A trial date has been set for June 9, 2014 in the Orange County Superior Court and discovery has begun. Defense of this lawsuit could be time-consuming and expensive, and there can be no assurance that we will be successful in our defense.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could materially adversely affect our business and operating results.

        Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Any further growth by us or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.

        As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Failure to comply with these requirements can have numerous material adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, which would result in the loss of our eligibility to use Form S-3 for raising capital, loss of market confidence, delisting of our securities, governmental or private actions against us and/or liquidated damages payable to the holders of our Series A Warrants and Series C Warrants. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our test offerings.

        Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for our molecular diagnostic services, which reduction could have a material adverse effect on our business.

Risks Related To Investment In Our Securities

Small company stock prices are especially volatile, and this volatility may depress the price of our stock.

        The stock market has experienced significant price and volume fluctuations, and the market prices of small companies have been highly volatile. We believe that various factors may cause the market price of our stock to fluctuate, perhaps substantially, including, among others, announcements of:

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  our or our competitors' technological innovations;

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  supply, manufacturing, or distribution disruptions or other similar problems;

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  proposed laws regulating participants in the laboratory services industry;

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  developments in relationships with collaborative partners or customers;

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  our failure to meet or exceed securities analysts' expectations of our financial results; or

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  a change in financial estimates or securities analysts' recommendations.

        In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we become the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, all of which could materially adversely affect the business and financial results of our business.

Future sales or the potential for future sales of our securities in the public markets may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

        Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities. The shares of common stock issuable upon conversion of the Series D preferred stock and upon exercise of the warrants sold in this offering will be immediately freely tradable, without restriction, in the public market. We have obligations to the holders of our Series C Warrants that require us to maintain registration, on registration statements, shares of common stock issuable upon exercise of their Series C Warrants. We have continuing obligations to the holders of our Series A Warrants to maintain the public registration of common stock underlying such Series A Warrants and to register shares of common stock underlying such Series A Warrants issuable pursuant to their anti-dilution provisions. The shares of common stock underlying the securities issued in our Series B Financing are freely tradable up to the maximum permitted by General Instruction I.B.6 of Form S-3. We also have obligations to the investors in our April 2011 private placement that could require us to register shares of common stock held by them and shares issuable upon exercise of their warrants for resale on a registration statement. If we raise additional capital in the future through the use of our existing shelf registration statement or if we register existing, or agree to register future, privately placed shares for resale on a registration statement, such additional shares would be freely tradable, and, if significant in amount, such sales could further adversely affect the market price of our common stock. The sale of a large number of shares of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

Our stock price could decline because of the potentially dilutive effect of future financings, preferred stock or warrant anti-dilution provisions or exercises of warrants and common stock options.

        Assuming exercise in full of all options and warrants outstanding as of September 30, 2013 (not taking into account any price-based or anti-dilution adjustments), approximately 7.5 million shares of our common stock would be outstanding. Any additional equity or convertible debt financings in the future could result in further dilution to our stockholders. Existing stockholders also will suffer significant dilution in ownership interests and voting rights and our stock price could decline as a result of potential future application of anti-dilution features of our Series A Warrants.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, all of which could cause our stock price to decline.

        Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that, in future periods, our revenues could fall below the expectations of securities analysts or investors, all of which could cause the market price of our stock to decline. The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

  •
  our unpredictable revenue sources;

  •
  the nature, pricing and timing of our and our competitors' services;

  •
  changes in our and our competitors' research and development budgets;

  •
  expenses related to, and our ability to comply with, governmental regulations of our services and processes; and

  •
  expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

        We anticipate significant fixed expenses due in part to our need to continue to invest in services development. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, all of which would materially adversely affect our operating results for that period. As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

Our Common Stock may be delisted from The NASDAQ Capital Market if we cannot maintain compliance with Nasdaq's continued listing requirements.

        Among the conditions required for continued listing on The NASDAQ Capital Market, Nasdaq requires us to maintain at least $2.5 million in stockholders' equity. We recently failed to comply with this requirement. Due to the stockholders' equity deficiency reported in our Form 8-K filed on February 27, 2013, The NASDAQ Staff notified us that it was reviewing our eligibility for continued listing on The NASDAQ Capital Market. We submitted a plan to regain and thereafter maintain compliance with the stockholders' equity requirement, and The NASDAQ Staff granted us an extension until August 20, 2013 to evidence compliance with the stockholders' equity requirement. Although The NASDAQ Staff recently notified us that we have regained compliance with The NASDAQ stockholders' equity requirement, there are no assurances that we will be able to sustain long-term compliance with The NASDAQ stockholders' equity requirement. If we fail to maintain compliance with the applicable requirements, our stock may be delisted. Delisting from The NASDAQ Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without a Nasdaq Capital Market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock could decline. Delisting from The NASDAQ Capital Market could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. We cannot assure you that our common stock, if delisted from The NASDAQ Capital Market, will be listed on another national securities exchange or quoted on an over-the counter quotation system.

If we are delisted from The NASDAQ Capital Market, your ability to sell your shares of our common stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares.

        If our common stock is delisted, it would come within the definition of "penny stock" as defined in the Securities Exchange Act of 1934 (the "Exchange Act") and would be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

Risks Associated with this Offering

You will experience immediate dilution in the book value per share of common stock as a result of this offering.

        Investors in this offering will experience immediate dilution in their net tangible book value per share to the extent of the difference between the conversion price per share of common stock and the "adjusted" net tangible book value per share after giving effect to the offering. Our net tangible book value as of November 26, 2013 was approximately $5.3 million, or $1.04 per share of our common stock based on 5,113,892 shares outstanding. Assuming that we issue 12,000 units at a price of $1,000 per unit, the Series D preferred stock sold in this offering has a conversion price of $2.06 per share, which was 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on December 16, 2013, and assuming the conversion of all the shares of Series D preferred stock sold in the offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of November 26, 2013 would have been approximately $16.2 million, or $1.48 per share of our common stock. This calculation excludes the proceeds, if any, from the exercise of the warrants issued in this offering. This amount represents an increase in net tangible book value of $0.44 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.58 per share to investors in this offering. If outstanding options and warrants to purchase our common stock are exercised, you will experience dilution. See the section entitled "Dilution" below.

Our management might not use the proceeds of this offering effectively.

        Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results. In addition, cash proceeds received in the offering may be temporarily used to purchase short-term, low-risk investments, and such investments might not be invested to yield a favorable rate of return.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of our shares.

        It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in our stockholders receiving a premium over the public trading price for our shares. Provisions of our certificate of incorporation and bylaws, each as amended, and of Delaware corporate law could delay or make more difficult an acquisition of our Company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our certificate of incorporation does not permit stockholders to act by written consent or to call a special meeting.

        In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

        Further, our certificate of incorporation also provides that our directors may only be removed by the affirmative vote of holders of at least two-thirds of the shares entitled to vote at a meeting called for that purpose or, where such action is approved by a majority of the directors, the affirmative vote of the holders of a majority of the shares entitled to vote. These provisions may have the effect of delaying or preventing a change in control of us without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person. See the section in this prospectus entitled "Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws."

We do not anticipate declaring any cash dividends on our common stock.

        We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

There is no public market for the Series D preferred stock or the warrants to purchase shares of our common stock being offered by us in this offering.

        There is no established public trading market for the Series D preferred stock or the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Series D preferred stock or the warrants on any national securities exchange or other nationally recognized trading system, including The NASDAQ Capital Market. Without an active market, the liquidity of the Series D preferred stock and the warrants will be limited.

The warrants may not have any value.

        The warrants issued in this offering will be immediately exercisable and expire on the fifth anniversary of the date of issuance. The warrants will have an initial exercise price per share equal to $3.12, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. In the event that our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

Holders of our warrants will have no rights as a common stockholder until they acquire our common stock.

        Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to our common stock. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Additional Risks Related to our Business, Industry and an Investment in our Common Stock

        For a discussion of additional risks associated with our business, our industry and an investment in our common stock, see the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K, as filed with the

Securities and Exchange Commission on March 25, 2013, as well as the disclosures contained in documents filed by us thereafter pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, which are incorporated by reference into, and deemed to be a part of, this prospectus.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the units that we are offering to be approximately $10.8 million, after deduction of underwriting discounts and commissions and estimated expenses payable by us, as described in the section below titled "Underwriting." This amount does not include the proceeds that we may receive in connection with any exercise of the warrants issued in this offering. Assuming all of the warrants issued in this offering were exercised in full at the exercise price of $3.12 per share, which is 110% of the consolidated closing bid price of our Common Stock on The NASDAQ Capital Market on December 16, 2013, we estimate that we would receive additional net proceeds of approximately $18.2 million. We cannot predict when or if the warrants will be exercised, however, and it is possible that the warrants may expire and never be exercised.

        We intend to use the net proceeds from this public offering for working capital and general corporate purposes. General corporate purposes may include capital expenditures. The amounts and timing of our actual expenditures will depend on numerous factors. We may find it necessary or advisable to use portions of the net proceeds for other purposes, and we will have broad discretion in the application and allocation of the net proceeds from this offering. Additionally, we may use a portion of the net proceeds of this offering to finance acquisitions of, or investments in, competitive and complementary businesses, products or services as a part of our growth strategy. However, we currently have no commitments with respect to any such acquisitions or investments.

        Pending use of the net proceeds from this offering, we may invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

 CAPITALIZATION

        The following table sets forth our actual cash and cash equivalents and our capitalization as of September 30, 2013, and as adjusted to give effect to the sale of the units offered hereby and the use of proceeds, as described in the section entitled "Use of Proceeds."

        You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which is incorporated by reference into this prospectus.

	As of September 30, 2013
	Actual	As Adjusted(1)(2)(3)(4)
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$4,007	$15,595

Stockholders' Equity:
Convertible preferred stock; $0.001 par value; 5 million shares authorized;
Series B—2,000 shares authorized; 21.125867 shares issued and outstanding, actual; none issued and outstanding, as adjusted	$—	$—
Series C—2,500 shares authorized; 300.0 shares issued and outstanding, actual; none issued and outstanding, as adjusted	—	—
Series D—12,000 shares authorized; none issued and outstanding, actual; none issued and outstanding, as adjusted	—	—
Common stock; $0.001 par value; 25,000,000 shares authorized; 4,737,807 shares issued and outstanding, actual; 10,939,135 shares issued and outstanding, as adjusted	5	11
Additional paid-in capital	76,039	87,628
Accumulated deficit	(71,652)	(71,652)

Total stockholders' equity	$4,392	$15,987

(1)
Assumes that 12,000 units are sold at a price of $1,000 per unit, that the Series D preferred stock sold in this offering has a conversion price of $2.06 per share, which was 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on December 16, 2013, and that the net proceeds thereof are approximately $10.8 million after deducting underwriting discounts and commissions and our estimated expenses.

(2)
Does not include the shares of common stock that may be issued under the warrants to be issued in this offering.

(3)
Assumes the conversion of all the shares of Series D preferred stock sold in the offering.

(4)
Includes the issuance of: (i) 104,983 shares of common stock to an accredited investor on November 22, 2013, upon such investor's conversion of an aggregate of $300,000 of the stated value of our Series C 6% convertible preferred stock and an aggregate of 3,710 shares of common stock to such investor as dividends accrued from July 1, 2013 through the date of conversion on such converted Series C preferred stock due under the Certificate of Designation of Preferences, Rights and Limitations of Series C 6% Convertible Preferred Stock; (ii) an aggregate of 260,000 shares of common stock issued to an accredited investor for an aggregate purchase price of $743,300 upon such investor's successive exercises of warrants to purchase shares of our common stock at an exercise price of $2.86 per share between November 22, 2013 and November 25, 2013; and (iii) the issuance of 7,392 shares of our common stock to an accredited investor on November 25, 2013, upon such investor's conversion of an aggregate of $21,126 of stated value of our Series B 6% convertible preferred stock.

 DILUTION

        If you invest in the units, your interest in the common stock underlying the Series D preferred stock and the warrants offered hereunder may be diluted to the extent of the difference between the price you pay for each share of common stock and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of November 26, 2013 was approximately $5.3 million, or $1.04 per share of our common stock. Net tangible book value per share as of November 26, 2013 is equal to our total tangible assets minus total liabilities excluding derivative warrant liabilities, all divided by the number of shares of common stock outstanding as of November 26, 2013.

        Assuming that we issue 12,000 units at a price of $1,000 per unit, the Series D preferred stock sold in this offering has a conversion price of $2.06 per share, which was 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on December 16, 2013, and assuming the conversion of all the shares of Series D preferred stock sold in the offering, and after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of November 26, 2013 would have been approximately $16.2 million, or $1.48 per share of our common stock. This calculation excludes the proceeds, if any, from the exercise of warrants issued in this offering. This amount represents an immediate increase in net tangible book value of $0.44 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.58 per share to new investors in this offering.

        We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the conversion price per share of our common stock. The following table illustrates the dilution in net tangible book value per share to new investors.

Assumed conversion price per share		$2.06
Net tangible book value per share of common stock as of November 26, 2013	$1.04
Increase in net tangible book value per share attributable to new investors	0.44

Adjusted net tangible book value per share as of November 26, 2013 after giving effect to this offering		1.48

Dilution in net tangible book value per share to new investors		$0.58

Dilution as a percentage of assumed conversion price		28.2%

        The amounts above are based on 5,113,892 shares of common stock outstanding as of November 26, 2013, and assume no exercise of outstanding options or warrants since that date. The number of shares of common stock anticipated to be outstanding after this offering excludes:

  •
  640,019 shares of common stock issuable upon the exercise of outstanding stock options under our 2006 Incentive Plan, having a weighted average exercise price of $10.78 per share;

  •
  1,716,524 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $10.70 per share;

  •
  additional shares of common stock issuable upon exercise of Series A warrants pursuant to the anti-dilution provisions thereof; and

  •
  shares of common stock that may be issued under the warrants to be issued in this offering.

        To the extent that any of our outstanding options or warrants, including the warrants issued in this offering, are exercised or preferred stock converted, we grant additional options under our stock option plans or issue additional warrants or preferred stock, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

        An investor that acquires additional shares of common stock through the exercise of the warrants offered hereby may experience additional dilution depending on our net tangible book value at the time of exercise. Assuming that we issue 12,000 units, that the warrants have an exercise price of $3.12 per share, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on December 16, 2013, and that all such warrants are exercised, our net tangible book value as of November 26, 2013 would have been approximately $34.3 million, or $2.05 per share of our common stock. This amount represents an increase in net tangible book value of $0.57 per share to our existing stockholders and a dilution in net tangible book value of $1.07 per share to new investors exercising such warrants.

 UNDERWRITING

        We have entered into an underwriting agreement, dated December 16, 2013, with Ladenburg Thalmann & Co. Inc., who we refer to as the "underwriter." The underwriting agreement provides for the purchase of a specific number of units. Each unit consists of one share of our Series D preferred stock and one warrant to purchase 485.4369 shares of our common stock, which equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the initial conversion price. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase the number of our securities set forth opposite its name below.

Underwriter	Units
Ladenburg Thalmann & Co. Inc.	12,000

Total	12,000

        A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part.

        We have been advised by the underwriter that it proposes to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriting agreement provides that the underwriter's obligation to purchase the securities we are offering is subject to conditions contained in the underwriting agreement, including the condition that the certificate of designation of preferences, rights and limitations of Series D convertible preferred stock shall have been filed with the Secretary of State of Delaware. The underwriter is obligated to purchase and pay for all of the units offered by this prospectus.

        No action has been taken by us or the underwriter that would permit a public offering of the units, or the Series D preferred stock and warrants to purchase common stock included in the units, or the common stock underlying the Series D preferred stock and warrants in any jurisdiction where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the units, the Series D preferred stock and warrants to purchase common stock, or the common stock underlying the Series D preferred stock and warrants be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of units, the Series D preferred stock and warrants to purchase common stock, or the common stock underlying the Series D preferred stock and warrants and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the units, the Series D preferred stock and warrants to purchase common stock, or the common stock underlying the Series D preferred stock and warrants in any jurisdiction where that would not be permitted or legal.

        The underwriter has advised us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Underwriting Discount and Expenses

        The following table summarizes the underwriting discount and expenses to be paid to the underwriter by us.

	Per Unit	Total
Public offering price	$1,000	$12,000,000
Underwriting discount to be paid to the underwriter by us (7.5%)(1)	$64.65625	$775,875
Proceeds to us (before expenses)(2)	$935.34375	$11,224,125

(1)
The underwriting discount of 7.5% per unit is subject to a reduction to equal 5% per unit with respect to securities we are offering, which are sold to certain of our existing stockholders or affiliates, as set forth in the underwriting agreement.

(2)
We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $380,000.

        In addition to the underwriting discount to be paid by us, we have agreed to reimburse the underwriter for certain of its out-of-pocket expenses incurred in connection with this offering, including road show costs and expenses incurred in connection with this offering, and the disbursements for the fees and expenses of underwriter's counsel, subject to a total expense reimbursement cap of $50,000, and the Underwriter's use of i-Deal's book-building, prospectus and compliance software in an amount not to exceed $10,000, and subject to compliance with FINRA Rule 5110(f)(2)(D).

        The securities we are offering are being offered by the underwriter subject to certain conditions specified in the underwriting agreement.

Other Relationships

        Upon completion of this offering, we have granted the underwriter a right of first refusal under certain circumstances to act as lead or co-lead underwriter or placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. This right of first refusal extends for nine months from the effective date of the registration statement of which this prospectus forms a part. The terms of any such engagement of the underwriter will be determined by separate agreement.

        The underwriter may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services.

Determination of Offering Price

        The public offering price of the units we are offering is $1,000 per unit. The conversion price per share of the Series D preferred stock is 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement, and the exercise price per share of the warrants is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. The public offering price of the units we are offering, the conversion price and other terms of the Series D preferred stock and the exercise price and other terms of the warrants were negotiated between us and the underwriter, based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the units we are offering, the conversion price and other terms of the Series D preferred stock and the exercise price and other terms of the warrants include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-up Agreements

        Our officers and directors, and each of their respective affiliates and associated partners, have agreed with the underwriter to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 90 days following the date of this prospectus, although we will be permitted to issue stock options or stock awards to directors, officers, employees and consultants under our existing plans. The 90 day lock-up period is subject to an additional extension to accommodate for our reports of financial results or material news releases. The underwriter may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare.

Stabilization, Short Positions and Penalty Bids

        The underwriter may engage in syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

  •
  Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market.

    A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriter also may engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Indemnification

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make with respect to any of these liabilities.

 PRICE RANGE OF COMMON STOCK

        Our common stock is listed and traded on The NASDAQ Capital Market under the symbol "CBMX". For the periods indicated, the following table sets forth the high and low sales prices per share of our common stock on The NASDAQ Capital Market. All per share information prior to December 4, 2012 has been adjusted to reflect the 1-for-10 reverse stock split of our common stock, which occurred on that date.

	2011
	High	Low
First Quarter	$30.00	$20.60
Second Quarter	$40.00	$21.10
Third Quarter	$38.00	$22.60
Fourth Quarter	$26.50	$13.30

	2012
	High	Low
First Quarter	$20.00	$14.50
Second Quarter	$15.90	$7.40
Third Quarter	$10.50	$5.60
Fourth Quarter	$14.14	$1.40

	2013
	High	Low
First Quarter	$7.64	$2.80
Second Quarter	$4.62	$2.46
Third Quarter	$4.55	$2.67
Fourth Quarter(1)	$4.44	$2.24

(1)
From October 1, 2013 through December 11, 2013.

Holders

        As of December 11, 2013, we had 25 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Computershare, 520 Pike Street, Suite 1220, Seattle, WA 98101.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends to common stockholders in the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. In accordance with the terms of our certificate of incorporation, as amended, we have in the past paid dividends on our then-outstanding preferred stock in shares of common stock. Holders of the Series D preferred stock will not be entitled to receive any dividends, unless and until specifically declared by our Board.

 DESCRIPTION OF BUSINESS

Overview

        CombiMatrix Corporation was originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. In December 2002, we merged with and became a wholly owned subsidiary of Acacia Research Corporation ("Acacia"), and in August 2007, we split-off from Acacia and became publicly traded on The Nasdaq Stock Market. As a result of the split-off, we ceased to be a subsidiary of, or affiliated with, Acacia.

        We provide valuable molecular diagnostic solutions and comprehensive clinical support for the highest quality of care. We specialize in miscarriage analysis, prenatal and pediatric healthcare, offering DNA-based testing for the detection of genetic abnormalities beyond what can be identified through traditional methodologies. We perform genetic testing utilizing a variety of advanced cytogenomic techniques, including microarray, standardized and customized FISH and high resolution karyotyping. We emphasize support for healthcare professionals, to ensure data understanding and communication of results to patients. We deliver high-technology driven answers, with a high degree of assistance for the ordering physician and staff.

        We also own a one-third minority interest in Leuchemix, Inc., a private drug development company focused on developing a series of compounds to address a number of oncology-related diseases.

Market Overview

        We develop and market our molecular testing services in two distinct markets: prenatal/postnatal developmental disorders and hematology/oncology genomics. We believe the molecular diagnostics market is one of the fastest-growing segments within the overall diagnostics market. Molecular diagnostics, within the context of this discussion, refers to the use of an individual's genetic analysis to guide medical decision-making in the area of disease diagnosis and post-diagnostic management. Innovative approaches to re-sequencing of the human genome and a growing clinical appreciation and acceptance of the utility of genomic information in guiding clinical care are enabling rapid growth of this market. Many experts believe that the use of molecular diagnostics will continue to grow in the coming years and will have a significant impact on the way in which medicine is practiced.

  Genes and Proteins

        The human body is composed of billions of cells, each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual's DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is comprised of a specific sequence involving four nucleotides (also called "bases"): A, T, G and C. These bases are complementary to one another in that A binds only with T and G binds only with C. This interaction forms "base pairs", and is responsible for the double helix structure of DNA.

        The human genome has approximately three billion nucleotides. The order of these nucleotides is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is transcribed (copied) to an intermediate format, called messenger RNA ("mRNA"). The mRNA code is then read and translated into a specific protein product. Proteins direct numerous cellular functions, some of which lead to the expression of individual traits, such as eye color or height. Some level of normal variability is seen throughout the genome, however, abnormal variations in the sequence of a gene, such as deletions, duplications, or point mutations, can interfere with the normal physiology of the cells in which that gene is expressed. These abnormal variations may lead to disease, predisposition to a disease, or an atypical response to certain types of drugs.

  Genes and Molecular Diagnostics

        There are a number of methods of genetic analysis that are used in diagnostic genetic testing. They include: (i) sequencing individual bases for analysis; (ii) assessing DNA copy number variation; and (iii) analyzing gene expression. In many diagnostic situations, it is only necessary to analyze either a single gene or a small number of genes. This diagnostic testing can be accomplished by a number of different techniques, depending on the situation. However, when a larger number of genetic factors need to be analyzed, one of the most efficient methods of analysis is using microarrays to measure millions of variations in a single experiment (also referred to as "microarray" testing).

  Microarray Testing for DNA Copy Number Variation

        Microarray testing to assess DNA copy number variation is achieved by comparing a patient's genomic DNA to a reference genome to evaluate for relative gains and losses of genomic information. Some gains and losses of genomic information are known to cause genetic disorders, or predispose a person to a genetic disorder. Other gains and losses are considered benign because they occur in regions of the genome that are known to show variability and have not been associated with any disease or disease process. The reason we believe that microarray testing is such a powerful tool is that it enables simultaneous analysis across the entire genome in a single reaction, providing a comprehensive analysis of all 46 chromosomes. Unlike gene expression arrays, which evaluate mRNA to monitor the activity of specific genes, DNA-based microarray analysis identifies quantitative defects in the number of copies of genomic DNA to test for conditions known to be associated with gains and losses of chromosomal information. Throughout this discussion, the terms "microarray" and "array" are used interchangeably.

        The manufacturing of microarrays involves affixing 'probes' (specific sequences of genomic DNA) to a solid surface, and then letting the labeled patient and reference DNA to hybridize with the probes. We use two different types of microarray testing platforms. The first type of platform is called a Bacterial Artificial Chromosome or "BAC." The target sequence (consisting of tens to hundreds of thousands of nucleotides) is replicated within a bacterial cell and used as a probe to identify the complimentary sequence within the patient and reference DNA. The second type of platform is called an oligonucleotide or "oligo" platform. Oligonucleotide probes usually contain between 25 - 75 base pairs of DNA, which is orders of magnitude fewer nucleotides than BAC probes. BAC probes and oligo probes map to specific regions of the genome, which allows us to custom-design our microarrays in a manner that optimizes both the sensitivity and specificity of the test. Our BAC arrays contain over 3,000 probes, and our oligo arrays range in density from 180,000 probes up to 1,000,000 probes per array.

Diagnostics Market Segmentation

        In general, our diagnostics services and test menus are focused around our highly specialized genomic microarray, which is described below. While there are risks associated with billing and reimbursement of these highly specialized tests, we believe that our market position and test portfolio provide significant leverage in the rapidly growing personalized genomics/diagnostics space. Our test menu is further supplemented by what may be considered routine tests, which allow us access to a broader, yet synergistic market. Our overall clinical market can be divided into two primary markets: (i) prenatal and postnatal developmental disorders; and (ii) oncogenomic testing for hematologic malignancies and solid tumors. Our market analysis indicates that our potential client base for both of these markets can be divided into three general customer segments, as detailed below. Our services are therefore tailored to meet the specific needs of each of these customer segments.

  Prenatal Diagnostic Testing

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  Community-based hospital pathology laboratories and regional reference laboratories:  This segment of the market is characterized by hospitals that provide basic laboratory services, but do not offer complex genetic testing such as DNA microarrays. Generally speaking, most community hospitals have employed more traditional methods of genetic testing known as "karyotyping" for miscarriage testing (also referred to as "Products of Conception" or "POC") in the past decade and have referred this testing out to specialty labs. With the compelling recent data comparing microarray testing favorably to karyotyping, we believe significant growth opportunities exist in this segment. Another distinguishing factor of this segment is the large national and regional labs. These laboratories have sufficient professional competence and sophistication to partner with other service organizations offering DNA microarray technology as part of their service offerings to their patients and physicians. This segment of the market is characterized by a preponderance of clients requiring us to bill their patients' insurers directly as opposed to an institutional, direct-bill relationship.

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  Physician groups:  In the developmental genetics market, physician groups collectively constitute a significant market opportunity. This segment of the market typically outsources all of their genetic testing services, thus requiring global service that would necessitate us to process all aspects of patient billing. The physicians that make up this market include geneticists, reproductive endocrinologists, OB-GYNs and MFM specialists.

  Postnatal Diagnostic Testing

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  Pediatric neurologist clinics and children's hospitals:  This market segment typically has relatively comprehensive laboratory capabilities and performs most basic genetic and chromosomal testing, such as chromosome analysis, FISH and PCR-based tests in-house. These facilities typically provide comprehensive genetic counseling to their patients, which is a key component in the clinical work-up and utilization of complex genomic assays in the prenatal and postnatal diagnostic arena. Due to economic conditions, we believe that some institutions find themselves in the untenable situation of having limited access to third-party manufactured kit components and being unable to internalize such highly specialized genomic testing platforms due to lack of expertise in this area. This segment of the market typically either outsources the testing completely or identifies a laboratory to perform the technical component of the testing while maintaining the professional component (test interpretation) in-house. From a billing perspective, many of the customers in this segment prefer the direct billing model, where individual test pricing is negotiated with each institution.

  Oncogenomic Diagnostic Testing

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  National and regional reference laboratories and other large hospitals/multi-hospital systems: This segment typically has comprehensive capabilities and performs most of the basic cancer genetic testing including, but not limited to: flow cytometry, chromosome analysis, FISH and PCR-based testing, as well as routine pathology testing, in-house. However, we believe that many of these institutions face budgetary restraints and subsequently have difficulty trying to bring up new, specialized diagnostic tests, such as DNA microarray analysis. Perhaps even more so than with developmental disorders, we believe that this segment of the market will frequently outsource the technical component (i.e., the laboratory processing, or "TC") of their high-complexity genomic test menu, while maintaining the professional component (i.e., the interpretation of the test results, or "PC") in-house. In keeping with this strategy, we therefore focus on marketing our TC services to this segment of the market by providing direct billing options.

Technologies

        In order to achieve the promise of personalized medicine, our objective is to provide a suite of molecular diagnostic tests based on the following array-based technologies.

  Oligo Arrays with SNPs

        Our self-designed oligo arrays allow us to analyze DNA on a highly refined scale. Incorporating small DNA molecules, in the range of 25 - 75 nucleotide-long oligo probes, and by spacing these shorter probes more closely together, we are able to provide a dense, high-resolution analysis of the genome. Working with an industry aligned consortium, the array focuses on regions of known clinical significance (i.e. regions known to cause well-described genetic syndromes when lost or gained) as well as regions that make up the rest of the genome, called "backbone" regions. Since the introduction of high-density oligonucleotide arrays into clinical medicine, many new genetic syndromes caused by genomic gains and losses have been, and continue to be, identified. Meta-analyses and large prospective studies have demonstrated that microarray analysis provides greater than double the detection rate of standard cytogenetic testing (i.e., karyotyping and evaluation of the tips of chromosomes, called subtelomeres, by FISH) in constitutional cytogenetics, which is the analysis of POCs, prenatal, and postnatal samples. The ability to identify a specific cause for an individual's disorder assists not only with diagnostic management, but also with anticipatory care. In addition, microarrays have been shown to assist in the assessment of genetic instability in many types of cancer, such as breast, hematologic, brain, and the GI tract.

  BAC Arrays

        BAC arrays are an early version of microarrays, using relatively large pieces of human DNA to evaluate the genome. As an example, the average size of a BAC probe equals approximately 100,000 base pairs of DNA. With the advent of high density oligonucleotide microarrays described above, the role of BAC arrays has become specialized. Our BAC arrays enable us to perform microarray tests to evaluate genomic alterations from tissue samples that have been fixed in formalin and imbedded in paraffin wax, or "FFPE." The larger DNA sequences can be placed on a substrate, which, in our case, is a chemically modified glass slide. The BACs used on our arrays are developed by our laboratory or obtained through outside sources. While BAC microarrays can be used in both fresh tissue and FFPE tissue, BAC microarrays are superior to most commercially available oligonucleotide microarrays for the analysis of FFPE tissue. Through BAC microarray analysis of a patient's sample, we compare the genomic DNA of the individual who has a potential genetic disorder with that of a reference set of normal individuals to evaluate for gains or losses of specific segments of genomic information that are known to be associated with well-described genetic disorders. Typically, these gains and losses of information are so small that they go undetected by standard cytogenetic analysis, and can only be detected by microarrays. BAC arrays are particularly useful in analyzing DNA samples that are of poorer quality, such as older samples or tissue that has been preserved in formalin and placed in a paraffin block, because the large sequences increase the assay's robustness and reduce "noise" in the data.

Our Services

  Overview

        We utilize the latest microarray technologies to deliver molecular diagnostic services for the diagnosis of diseases and the management of patient care in two primary areas: (i) developmental disorders associated with congenital anomalies, dysmorphic features, intellectual disabilities and autism spectrum disorders' and (ii) hematology/oncology.

  Developmental Disorders

        The focus of our developmental disorder suite of array tests is on the prenatal and postnatal application of microarrays in diagnosing genomic syndromes associated with developmental delays, autism spectrum disorders, dysmorphic features and/or birth defects. Although traditional karyotyping has been regarded as the "gold standard" for this type of diagnosis for the past two decades, recent studies have demonstrated a clear improvement in the detection rate of chromosomal abnormalities by microarrays, not only in the pediatric realm but also in prenatal care. An accurate diagnosis is essential to providing appropriate anticipatory care, starting with decisions about pregnancy management and moving towards decisions about whether delivery at a tertiary care center is advised and how the genomic disorder will potentially impact neonatal and pediatric care. As a result of the advances in array-based diagnostic testing for developmental disorders, numerous professional organizations have recently revised their standard of care recommendations to include the use of microarrays as a first-tier test in lieu of standard karyotyping. As an example, in 2010, the American College of Medical Genetics recommended microarray testing as the preferred postnatal standard of care test for the detection of genomic abnormalities associated with congenital abnormalities, developmental disorders, intellectual disability, and autism/autism spectrum disorders.

        In 2006, we introduced our first developmental disorders array test, which detected over 50 different genetic disorders in one multiplexed analysis. In October 2006, the U.S. Food and Drug Administration ("FDA") indicated that this test did not require approval under its guidance as it did not meet the definition of an In Vitro Diagnostics Multivariate Index Analysis ("IVDMIA"). Following this determination, we launched our microarray test under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") guidelines for use in the clinical care of patients. Since then, we have launched several upgrades of this test. Our current microarray offering is capable of identifying more than 500 different chromosomal and genetic disorders, ranging from common conditions, such as Down syndrome (trisomy 21) and DiGeorge syndrome (deletion 22q11.2) to much more rare conditions. Microarray testing can be used for postnatal analysis, prenatal diagnosis, and the analysis of POC tissue from a miscarriage to determine if there is an underlying chromosomal or genomic cause for the fetus', infant's or child's condition.

        We continue to monitor primary, peer-reviewed journals for information that would allow us to make either incremental improvements to the current array design, or much larger changes for a new version of our array. As an example of our publication-driven approach, as early as 2009, we began to include specific coverage of regions shown to be strongly associated with autism spectrum disorders ("ASDs") or predisposition to ASDs, long before the guidelines to testing children with autism/ASDs included microarray analysis. It is now recognized that approximately 7% of all children with an ASD have a genomic abnormality that is identifiable by microarray. This contributes to the clinical recommendation that genetic analysis be offered to all persons and families with ASDs as part of a first-tier diagnostic evaluation. The ability to identify a genomic abnormality in a child with an ASD allows the physician to provide enhanced care based on the genomic diagnosis, rather than a broad behavioral label, such as "autism." In addition, based upon review of the medical literature, we have adopted a microarray platform to analyze single nucleotide polymorphisms ("SNPs") in the assessment of DNA copy number changes. The analysis of SNPs enables detection of loss of heterozygosity ("LOH"), which is essential for diagnosing some disorders such as Prader-Willi/Angleman Syndrome in the postnatal population. In the POC space, SNPs allow the easy detection of triploidy states and maternal cell contamination, thereby decreasing the amount of ancillary testing needed on POC samples. In oncology, LOH is becoming a standard assessment for deciphering the genes necessary for promoting tumor growth.

  Oncology

        The second area of focus for our diagnostic services is cancer. At any given time in the United States, there are several million individuals who either have cancer or are cancer survivors, and are at risk for recurrence. Patients who are newly diagnosed with cancer require significant medical care, which often includes physical examinations, biopsies, diagnostic testing, chemotherapy, surgery, extended hospital stays, and radiotherapy. We have developed, and continue to develop a series of diagnostic microarray tests that, through the genetic analysis of blood, tissue or biopsy samples, will provide additional genomic information to physicians for use in providing more personalized management of their patients.

        We offer microarray testing to address several of the common hematological malignancies, with a particular emphasis on Chronic Lymphocytic Leukemia ("CLL"). Our array-based test is designed to evaluate the underlying genetic aberrations in the cancer cells to assist in providing additional information regarding the likely clinical course of the disease. Such information can be then utilized by physicians, in combination with other tests, to make better-informed patient management and treatment decisions and recommendations.

        In breast cancer, HER2 status has been traditionally determined by immunohystochemistry ("IHC") to assess the amount of HER2 protein present or FISH analysis to evaluate for the presence of HER2 gene amplification at the DNA level in cancer cells. However, both of these tests are relatively subjective, and studies have shown significant variability in interpretation between different pathologists on similar cases. To complicate matters further, some cases show equivocal results (i.e. not clearly positive or negative), and up to 20% of cases have discordant IHC and FISH results, in which one is positive, and the other is negative. Due to the incomplete assessment of chromosome 17 and the complex structural alterations associated with breast cancer, we believe FISH and IHC remain imperfect diagnostic tests for HER2 status determination. In contrast, microarray analysis of chromosome 17 is able to provide an objective measure of HER2 status and resolve both equivocal and discordant HER2 results obtained by FISH and IHC.

Our Strategy

        Our strategic intent is to become the preeminent diagnostics services laboratory for prenatal microarray testing. To achieve this, we have recently implemented a three-pronged approach to drive market adoption. The three components we are leveraging are: 1) expanding our direct sales efforts and emphasizing direct sales in miscarriage management testing; 2) leveraging pathology partnerships; and 3) establishing strategic alliances with industry partners.

  Direct Sales Efforts in Miscarriage Management

        Our sales and marketing representatives aggressively market to the three primary physician groups involved in miscarriage management—the underserved Pathology community, the OB-GYNs, and the MFMs—with our miscarriage management microarray test on Products of Conception, or "POC." The OB-GYNs perform the surgical procedure that generates the POC sample and order the test, while the pathologists are the custodian of the tissue and often are charged with determining which reference lab to send the specimen to for testing. Our strategic sales approach is to engage with, and sell to, the multiple decision makers in the laboratory and the clinic, culminating with the pathologist. We believe this pathology-centric approach to miscarriage management testing gives us a competitive edge against our competitors in that their primary sales call point is the medical office clinician and their primary test offering focus is on other product lines in developmental testing.

        Recent studies by the National Institute of Health, which were published in the New England Journal of Medicine in December of 2012, indicate that the clinical benefit of DNA microarray testing is greater than that of traditional karyotyping for both stillbirths (Reddy, et al) and for invasive procedures (Wapner, et al). We are leveraging our direct sales channel and our strategic partners' channels to capitalize on the opportunity created by the publishing of these landmark studies, which we believe highlight the superiority of microarray testing compared to traditional testing.

  Pathology Partnerships

        Since pathologists are a critical component in the referral to reference lab testing, we have established and will continue to pursue multiple relationships to facilitate the expansion of our array services. We plan to pursue additional relationships with pathology groups and collaborations to gain access to sales, marketing and distribution channels. These relationships include alliances with other complementary laboratory service providers, which helps us increase our market reach and frequency of visits to potential customers.

  Strategic Alliances

        Strategic alliances with established industry partners help us complete our offering to MFM specialists and OB-GYN physicians and enable us to capitalize on the demand for complementary techniques such as non-invasive prenatal screening, or "NIPS". We have established several key partnerships in the past year, most notably with

Sequenom, Inc., where we jointly announced in August 2013, that we entered into a collaboration agreement to market and promote CMA to broaden and confirm the results of NIPS for physicians and their patients. Under this agreement, our two companies will collaboratively use our respective marketing channels and sales forces to promote the use of NIPS and CMA and work together to provide technical training to physicians and counseling, education and support services to expectant parents. Our two companies plan to provide, when clinically appropriate, a comprehensive test results report for physicians and parents.

        Furthermore, we have focused our reimbursement efforts to maximize collections for all tests we perform. We have internalized our billing and collections function in the past year and are augmenting our billing and reimbursement department to secure future positive coverage decisions and to optimize payer relations. We are also focused on increasing our managed care relationships and recently announced payor contracts for over sixty million covered lives in the United States for molecular test offerings.

Billing and Reimbursement

  Payor Categories

        Revenues from our clinical laboratory tests are generated primarily from providing test results to our physician customers, but can be reimbursed from several different sources. Depending on the billing arrangement and applicable law, parties that reimburse us for our services include direct-bill customers, third-party payors and individual patients. Where there is a coverage policy, contract or agreement in place, we bill the third-party payor, the hospital or referring laboratory as well as the patient (for deductibles and coinsurance or copayments, where applicable) in accordance with the policy or contractual terms. Where there is no coverage policy, contract or agreement in place, we pursue reimbursement on behalf of each patient on a case-by-case basis and rely on applicable billing standards to guide our claims process.

        Direct-bill payors include healthcare institutions such as hospitals and clinics. In some circumstances, we bill patients directly. For the direct-bill and individual patient categories, our diagnostic services are billed and revenues are recognized at established contractual rates, once the test results have been delivered to the ordering physician.

        Third-party payors include organizations such as commercial insurance companies as well as government payors including Medicare and Medicaid. We bill our tests to these payors using individual billing codes known as Common Procedural Terminology (or "CPT") codes established for array-based laboratory diagnostic tests. For the non-governmental third-party payor category, our diagnostic services are billed at our list prices for the tests performed, but are recognized for accounting and financial reporting purposes as diagnostic service revenues based upon the amounts expected to be collected. The difference between the amount billed to each payor and the amount expected to be collected is recorded as a contractual allowance. For governmental payors, we recognize revenues based upon published fee schedules established by the Centers for Medicare and Medicaid Services ("CMS").

  CPT Coding

        CPT codes are the main data code set used by physicians, hospitals, laboratories and other health care professionals to report separately-payable clinical laboratory tests for reimbursement purposes. The CPT coding system is maintained and updated on an annual basis by the American Medical Association ("AMA"). Recently, the AMA added over one hundred new CPT codes for specific molecular tests such as ours. These new codes replace the more general "stacking" codes that were previously used to bill for these services and became effective January 2013. In the Final Physician Fee Schedule Rule, which was issued in November 2012, CMS stated that it had determined it would pay for the new codes as clinical laboratory tests, which are payable on the Clinical Laboratory Fee Schedule. The various Medicare Administrative Contractors ("MAC") throughout the United States are "gap-filling" the new codes, meaning that each MAC will determine a price for the new codes and CMS will use this information to determine a national price. It is uncertain when CMS will publish their pricing determinations.

        These changes in coding and reimbursement methods could have an adverse impact on our revenues going forward. However, we are currently working with billing consultants and industry advisory groups to determine what changes will be required by the new molecular codes. The elimination of the "stacking" codes which currently describe our array-based testing services requires us to either use the new specific code where applicable effective January 1, 2013, or to use other "Not Otherwise Classified" (NOC) codes when billing for some of our tests. The implementation of these new codes will vary from payer to payer and it is too early to assess the impact, if any, that the migration to the new codes may have on our results of operations. The introduction of the new codes, in combination with the other action being considered by CMS with regard to pricing, could result in a reduction in payment we receive for our tests. There is a possibility that Medicare and other payers will not establish positive or adequate coverage policies or reimbursement rates.

  Reimbursement

        For the years ending December 31, 2012 and 2011, approximately 38% and 43% of our diagnostic services revenues were derived from direct bill customers, 55% and 48% from third-party commercial insurance carriers and 7% and 9% from government payors including Medicare and several state Medicaids, respectively.

        With respect to the third-party payors that we bill, we are considered an "out-of-network" provider with the majority of the carriers, resulting in varying expected reimbursement amounts, which we believe is not unusual for a company such as ours that offers highly specialized and/or unique testing. An "in-network" provider has a contracted arrangement with the insurance company or benefits provider. This contract governs, among other things, service-level agreements and reimbursement rates. In certain instances, an insurance company may negotiate an "in-network" rate for our testing rather than pay the typical "out-of-network" rate. During our operating history we have been able to receive reimbursement for our tests from major commercial third-party payors based on their established policies. Our efforts in obtaining reimbursement based on individual claims, including pursuing appeals or reconsiderations of claims denials, require a substantial amount of time and effort, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after final appeal, payment may not be received. As previously noted, we implemented a revenue cycle management system and have expanded our billing and collections department to address these issues. We have also executed managed care contracts to become "in-network" with certain of the third-party payors we bill. However, we cannot predict whether, or under what circumstances, payors will reimburse our microarray tests. Payment amounts can also vary across individual policies. Denial of coverage by payors, or reimbursement at inadequate levels, will have a material adverse impact on market acceptance of our tests.

Governmental Regulation

        Our business is subject to extensive laws and regulations as described below.

  Clinical Laboratory Improvement Amendments of 1988 ("CLIA")

        As a clinical reference laboratory, we are required to hold certain federal, state and local licenses as well as certain certifications and permits to conduct our business. Under CLIA, we are required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing. We have a certificate of accreditation under CLIA to perform testing and are accredited by the College of American Pathologists ("CAP"). To renew our CLIA certificate, we are subject to periodic inspection standards applicable to the testing we perform. Should regulatory compliance requirements become substantially more complex, operational costs at our lab might increase in the future. If our laboratory is out of compliance with CLIA requirements, we may be subject to certain sanctions. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

  U.S. Food and Drug Administration ("FDA")

        Regulations by the U.S. FDA regarding genetic testing are in a state of flux and changes to these regulations could dramatically affect the molecular diagnostics industry in the near future. While the FDA has the authority to regulate laboratory developed tests ("LDTs"), it has generally exercised enforcement discretion in the area of LDTs performed by CLIA-certified laboratories. However, with the advent of Direct-to-Consumer DNA testing (i.e., testing that is marketed directly to the public, does not require a physician's order, and provides risk factor information rather than diagnostic or prognostic information), genomic testing using microarray technology (particularly single nucleotide polymorphism arrays) has come under scrutiny. In July 2010, the FDA held a two-day public meeting to obtain input from key stakeholders, including physicians, laboratory directors, regulatory and accrediting body members and the general public, regarding the structuring of a regulatory framework for LDTs. During this meeting, we believe that it became clear that the FDA's primary concern had less to do with CLIA-certified laboratories (such as ours) performing clinical microarray testing (i.e., testing ordered by a physician for medically necessary reasons, including disease diagnosis, monitoring, and treatment decisions) and more to do with Direct-to-Consumer laboratories performing non-clinical testing that relies on what the FDA has referred to as "black box" proprietary algorithms to interpret their microarray data. This meeting came on the heels of a U.S. Government Accountability Office report entitled "Direct-to-Consumer Genetic Tests: Misleading Test Results are Further Complicated By

Deceptive Marketing and Other Questionable Practices." While no specific guidelines or timelines were stated, it is believed that changes to how the FDA regulates LDTs will be forthcoming. There can be no assurance, however, that such changes will not negatively impact our business.

  Health Insurance Portability and Accountability Act ("HIPPA")

        Under the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the U.S. Department of Health and Human Services issued regulations to protect the privacy of individuals' personal medical and health information through the implementation of security measures that govern how such data is stored and maintained, and to limit the disclosure of this "protected health information" to only those who receive specific authorization from the individual. Violations of HIPAA regulations include civil and criminal penalties. Consequently, our policies and procedures are designed to comply with such regulations. The requirements under these regulations may change periodically and we will continue to monitor such changes. There are also a number of state laws governing confidentiality of health information that are applicable to our operations, and new laws governing privacy may be adopted in the future. In addition, HIPAA and many state laws would require that we provide a written notification to affected individuals, certain federal and state agencies, and possibly the media if we suffered a breach of personal medical or health information. While we believe that we comply with regulations currently, we can provide no assurance that we are or will remain in compliance with diverse privacy requirements as they develop.

  Federal and State Insurance Regulations, Self-referral Prohibitions and Anti-kickback Laws

        We are subject to federal and state laws, such as the Federal False Claims Act, state false claims acts, the illegal remuneration provisions of the Social Security Act, the federal anti-kickback laws, state anti-kickback laws, and the federal "Stark" laws, that govern financial and other arrangements among healthcare providers, their owners, vendors and referral sources, and that are intended to prevent healthcare fraud and abuse. Among other things, these laws prohibit kickbacks, bribes and rebates, as well as other direct and indirect payments or fee-splitting arrangements that are designed to induce the referral of patients to a particular provider for medical products or services payable by any federal healthcare program, and prohibit presenting a false or misleading claim for payment under a federal or state program. They also prohibit some physician self-referrals. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in federal and state reimbursement programs and civil and criminal penalties. Changes in these laws could increase our cost of doing business. If we fail to comply, even inadvertently, with any of these requirements, we could be required to alter our operations, refund payments to the government, enter into corporate integrity, deferred prosecution or similar agreements with state or federal government agencies, and become subject to significant civil and criminal penalties.

  State Laboratory Licensing

        In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our clinical reference laboratory under California law. We currently maintain a license in good standing with the California DHS, but if our clinical reference laboratory is found to be out of compliance with California standards, our license may be suspended or revoked by the California Department of Health Services ("DHS") and we may subject to fines and penalties.

        We must also satisfy various application and provisional requirements for other states in which we desire to conduct business, and have obtained licenses for Florida, Maryland, Pennsylvania and Rhode Island. We are also licensed by the New York State Department of Health specifically for cytogenetics and genomic microarrays relating to pediatric specimens and to POCs for miscarriage management. We may become aware from time to time of additional states that require out-of-state laboratories to obtain licensure in order to accept patient specimens from those states, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other states advising us of such requirements, we intend to strictly adhere to the instructions and guidelines from the state regulators as to how we should comply with such requirements. There can be no assurance, however, that our efforts to comply will be successful.

Commercial Operations

        All services offered by us are performed in our CLIA-certified, CAP-accredited clinical laboratory in Irvine, California. Our commercial operations infrastructure includes sales, marketing, clinical support services and billing/ reimbursement. We continue to build a nationally focused commercialization strategy by interacting directly with pathologists, medical geneticists, maternal-fetal medicine specialists, reproductive endocrinologists, obstetrician/gynecologists, pediatric neurologists and genetic counselors. The market-specific experience of our direct sales force, coupled with regional and local territory experience, is expected to increase physician awareness and demand for our services. Our marketing and clinical support services teams work in tandem to increase awareness and appropriate utilization of our services by both physicians and patients. Our marketing initiatives include traditional marketing tactics such as physician education, professional medical society and advocacy tradeshows as well as web-based initiatives. Our billing and reimbursement team works to facilitate access to our services by assisting ordering physicians and their patients with healthcare insurance billing, appeal processes, patient payment options, and securing managed care contracts with willing payers. In addition to our direct sales approach, we actively market our services to other laboratories through pathology partnerships and through strategic alliances with complementary industry partners.

Seasonality

        Our business is subject to the impact of seasonality, particularly during the holiday season in the fourth quarter when patients tend to be less likely to visit their healthcare providers and pursue diagnostic testing. In addition, during the winter months, disruptions in transportation due to inclement weather may affect not only patients' ability to visit their healthcare providers, but also prompt provider concerns about potential disruption or delay in sample processing, both of which negatively impact our business. Consequently, the demand for our services, in general, could be subject to declines in the fourth quarter and during periods of severe weather.

Patents, Trademarks and Licenses

        As a part of our corporate restructuring which occurred in 2010, many of the patents listed below were licensed to a private company, CustomArray, Inc., for which we receive minimum royalties of $100,000 per year. The intellectual property rights listed below are not currently used in our molecular diagnostics services business.

        In the United States, we have been issued ten United States patents related to our former CustomArray tool business. Three of these patents (U.S. Patent Nos. 6,093,302 and 6,280,595, which expire on January 5, 2018 and 6,444,111, which expires October 13, 2019) are first generation technology relating to methods for electrochemical synthesis of arrays of DNA and other biological materials as well as non-biological materials. The fourth United States Patent (U.S. Patent No. 6,456,942 which expires January 25, 2020) describes and claims a network infrastructure for array synthesis and analysis. The fifth United States Patent (U.S. Patent No. 7,075,187 which expires November 9, 2021) describes and claims a porous coating material that covers electrodes and is used as a three-dimensional support material for electrochemical synthesis on the individual electrodes of an array of electrodes. The sixth (U.S. Patent No. 7,323,320 which expires September 12, 2022) and seventh (U.S. Patent No. 7,563,600 which expires September 12, 2022) United States Patents have been assigned to another company. The eighth United States Patent (U.S. Patent No. 7,507,837 which expires December 22, 2025) describes and claims a process for performing an isolated palladium (II)-mediated oxidation reaction on our electrode for building libraries of organic compounds electrochemically and in parallel. The ninth United States Patent (U.S. Patent No. 7,541,314 which expires February 24, 2026) describes and claims a microarray with a linker that is cleaved by a base for use in selective removal of oligonucleotides from the microarray. A tenth United States Patent (U.S. Patent No. 7,718,579 which expires September 13, 2024) describes and claims method for electrochemical removal of acid-labile protecting groups on an electrode microarray using an organic solution. Corresponding patents describing and claiming methods for electrochemical synthesis of arrays have been issued to us in the European Union, Australia, and Taiwan and are pending in the remaining major industrialized markets. We have filed patent applications relating to new methods of, and materials for, electrochemical synthesis and for electrochemical detection, which eliminates the need for optical readers.

        We seek to protect our corporate identity and services with trademarks and service marks. In addition, our trademark strategy includes protecting the identity and goodwill associated with our services. Currently, our registered trademarks include COMBIMATRIX®.

        We try to obtain licenses to the patent rights of others when required to meet our business objectives. For example, we purchase chemical reagents from suppliers who are licensed under appropriate patent rights. Further, our policy is to obtain licenses from patent holders for our services whenever such licenses are required. We evaluate if and when a license is needed depending on the circumstances.

Competition

        We believe that competition within our market is increasing. Our business competitors in the United States include regional DNA microarray clinical laboratories, both commercial and academic, as well as large national companies such as LabCorp (through its acquisition of Genzyme), Perkin-Elmer (through its acquisition of Signature Genomics), and approximately ten others. Some of these competitors may possess greater financial, technical, human and other resources than we do. Increased competition may be faced as new companies enter the market, market consolidation occurs and more advanced technologies become available. Technological advances or entirely different approaches developed by one or more of our competitors could render our services obsolete or uneconomical. The existing approaches of competitors or new approaches or technology developed by competitors may be more effective than those developed by us.

        Our market is rapidly changing, and we expect to face additional competition from new market entrants, new product and services developments, and consolidation of our existing competitors. As new competitors emerge, the intensity of competition may increase in the future. An example of this is the emergence of NIPS companies in the past several years. These companies offer a complementary test to the DNA microarray as clinical guidelines recommend that all positive NIP screens be reflexed to an invasive test (i.e., a microarray test run on amniotic fluid extracted from a patient). We believe our ability to complement NIPS with our microarray test completes our offering, mitigates competitive risk and optimizes patient care.

Research and Development

        Our research and development activities primarily relate to the development and validation of diagnostic tests in connection with our specialized developmental disorder and oncology array-based diagnostic services.

Employees

        As of November 26, 2013, we had 45 full-time-equivalent employees. We believe that we maintain good relationships with our employees and are not subject to collective bargaining arrangements.

Environmental Matters

        Our operations involve the use, transportation, storage and disposal of hazardous substances. As a result, we are subject to environmental and health and safety laws and regulations. The cost of complying with these and any future environmental regulations could be substantial, though historically such costs have not been significant. In addition, if we fail to comply with environmental laws and regulations, or release any hazardous substances into the environment, we could be exposed to substantial liability in the form of fines, penalties, remediation costs and other damages and could even suffer a curtailment or shut down of our operations.

Available Information

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

        Additional financial and company-related information can be found in the Investor Relations section of our website at www.combimatrix.com. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. Information contained on our web site is not part of this prospectus or our other filings with the SEC.

        The charters of our Audit Committee, our Compensation Committee and our Nominating and Governance Committee are available on the Investor Relations section of our website under "Corporate Governance." Also available on that section of our website is our Code of Business Conduct and Ethics, which we expect every employee, officer and director to read, understand and abide by. This information is also available by writing to us at CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, CA 92618, Attn: Corporate Secretary.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information regarding the beneficial ownership of our common stock as of November 26, 2013 by (a) each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock; (b) each of our named executive officers; (c) each of our directors; and (d) all of our current directors and executive officers as a group. The table is based upon information supplied by directors, executive officers and principal stockholders, and Schedules 13D and 13G filed with the Securities and Exchange Commission.

        Percentage ownership in the table below is based on 5,113,892 shares of common stock outstanding as of November 26, 2013. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Any securities not outstanding but which are subject to options or warrants exercisable within 60 days of November 26, 2013 are deemed outstanding and beneficially owned for the purpose of computing the percentage of outstanding common stock beneficially owned by the stockholder holding such options or warrants, but are not deemed outstanding for the purpose of computing the percentage of common stock beneficially owned by any other stockholder.

        Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. The address for each director or named executive officer is c/o CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, California 92618.

Name of Beneficial Owner	No. of Shares Beneficially Owned	Percentage
Officers and Directors
Mark McDonough(1)	7,300	*
Scott R. Burell(2)	18,609	*
Richard D. Hockett Jr., MD(3)	3,500	*
R. Judd Jessup(4)	53,658	1.04%
Scott Gottlieb, M.D.(5)	7,700	*
Wei Richard Ding(6)	1,000	*
Jeremy M. Jones(7)	500	*
Robert E. Hoffman	—	—
All current directors and executive officers as a group (8 persons)	92,267	1.78%

*
Less than 1.0%.

(1)
Includes 1,500 shares of common stock. Also includes options to purchase 5,800 shares of common stock that were exercisable within 60 days of November 26, 2013.

(2)
Includes 912 shares of common stock. Also includes options to purchase 17,309 shares of common stock and warrants to purchase 388 shares of common stock that were exercisable within 60 days of November 26, 2013.

(3)
Includes 1,000 shares of common stock. Also includes options to purchase 2,500 shares of common stock that were exercisable within 60 days of November 26, 2013.

(4)
Includes 13,679 shares of common stock. Also includes options to purchase 34,166 shares of common stock and warrants to purchase 5,813 shares of common stock that were exercisable within 60 days of November 26, 2013. Shares and warrants are held by the R. Judd & Charlene L. Jessup Trust.

(5)
Includes 200 shares of common stock and options to purchase 7,500 shares of common stock that were exercisable within 60 days of November 26, 2013.

(6)
Includes options to purchase 1,000 shares of common stock that were exercisable within 60 days of November 26, 2013.

(7)
Includes options to purchase 500 shares of common stock that were exercisable within 60 days of November 26, 2013.

 DESCRIPTION OF CAPITAL STOCK

        The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our certificate of incorporation, as amended, or our certificate of incorporation, and our bylaws, as amended, or our bylaws, copies of which have been filed with the Securities and Exchange Commission and are also available upon request from us, and by the General Corporation Law of the State of Delaware.

Capital Stock

Common Stock and Preferred Stock

        We are authorized to issue up to 25,000,000 shares of common stock, par value $0.001 per share. As of November 26, 2013, we had 5,113,892 shares of common stock outstanding. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that our Board of Directors, or the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

        Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock. Shares of common stock issued under this prospectus will be fully paid and nonassessable upon issuance. Our common stock is traded on The NASDAQ Capital Market under the symbol "CBMX."

        We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share. Our Board is authorized by our certificate of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Series A Preferred Stock

        In 2012, we consummated a Series A preferred stock financing, pursuant to which we issued and sold shares of Series A 6% convertible preferred stock and warrants to purchase common stock. Although there currently are no outstanding shares of Series A preferred stock, we still have certain other obligations in connection with the Series A preferred stock financing as described below.

        On September 28, 2012, we entered into a Registration Rights Agreement with the Series A Investors (the "Series A Registration Rights Agreement"), which requires us to maintain effective registration statements with the SEC registering for resale the shares of common stock issuable upon exercise of the Series A Warrants (including any additional shares of common stock issuable in connection with any anti-dilution provisions of the Series A Warrants).

        Until October 1, 2013, we have granted the Series A Investors a right of first offer on certain of our future issuances of securities. In addition, until all Series A Investors no longer hold Series A Warrants: (i) we may not sell any variable rate securities or dilutive securities except for certain exempt issuances; (ii) if we enter into a subsequent financing on more favorable terms than the Series A preferred stock financing, then the agreements between us and the Series A Investors will be amended to include such more favorable terms; and (iii) we may not sell securities at an effective price per share less than $4.9112 except for certain exempt issuances.

Series B Preferred Stock

        In 2013, we consummated a Series B preferred stock financing, pursuant to which we issued and sold shares of Series B 6% convertible preferred stock and warrants to purchase common stock. Although there currently are no outstanding shares of Series B preferred stock, we still have certain other obligations in connection with the Series B preferred stock financing as described below.

        We have agreed with the Series B Investor that while such Series B Investor holds Series B Warrants, we will not effect or enter into an agreement to effect a variable rate transaction, which means a transaction in which we: (i) issue or sell any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, the shares of common stock at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to our business; or (ii) enter into any agreement (including, without limitation, an equity line of credit) whereby we may sell securities at a future determined price.

        We also have agreed with the Series B Investor that, except under certain permitted circumstances: (i) until the later of September 20, 2013 or 30 days following the date on which the Series B preferred stock is no longer outstanding we will not issue, or enter into any agreement to issue, any shares of common stock or equivalents thereof; (ii) until the time that less than 7.5% of the Series B Warrants remain outstanding, neither we nor our subsidiary shall issue, or enter into any agreement to issue, common stock or equivalents thereof at a price below the exercise price of the Series B Warrants; and (iii) if we issue securities within the nine months following March 20, 2013, and subject to the preexisting rights of other security holders, the Series B Investor shall have the right to purchase all of the securities on the same terms, conditions and price provided for in the proposed issuance of securities.

Series C Preferred Stock

        In 2013, we consummated a Series C preferred stock financing, pursuant to which we issued and sold shares of Series C 6% convertible preferred stock and warrants to purchase common stock. Although there currently are no outstanding shares of Series C preferred stock, we still have certain other obligations in connection with the Series C preferred stock financing as described below.

        Until December 28, 2013, we have granted the Series C Investors a right of first offer on certain future issuances of securities. We also have agreed to certain standstill provisions, pursuant to which we may not issue any equity securities (or securities convertible into equity) until the later of (i) September 20, 2013 and (ii) the date that is 30 days following the date on which no Series C preferred stock remains outstanding (except for certain exempt issuances). Until all Series C Investors no longer hold Series C Warrants, (i) we may not sell any variable rate securities except for certain exempt issuances and (ii) if we enter into a subsequent financing on more favorable terms than the Series C preferred stock financing, then the agreements between us and the Series C Investors will be amended to include such more favorable terms. In addition, until 7.5% or less of the Series C Warrants remain unexercised, we may not sell any dilutive securities at a price below the exercise price of the Series C Warrants, except for certain exempt issuances.

        In connection with the Series C preferred stock financing, we entered into a Registration Rights Agreement with the Series C Investors which requires us to maintain an effective registration statement with the SEC registering for resale the shares of common stock issuable upon exercise of the Series C Warrants.

Series D Preferred Stock

        Our Board has designated 12,000 shares of preferred stock as Series D convertible preferred stock, $0.001 par value. As of November 26, 2013, there were no shares of Series D preferred stock outstanding. Although there is no current intent to do so, our Board may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the common stock or the convertible preferred stock, except as prohibited by the certificate of designation of preferences, rights and limitations of Series D convertible preferred stock.

        The following is a summary of the material terms of our Series D preferred stock. For more information, please refer to the certificate of designation of preferences, rights and limitations of Series D convertible preferred stock filed as an exhibit to the registration statement of which this prospectus is a part.

        Liquidation.    Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series D preferred stock will be entitled to receive distributions out of our assets, whether capital or surplus, of an amount equal to $0.001 per share of Series D preferred stock before any distributions shall be made on the common stock or any series of preferred stock ranked junior to the Series D preferred stock, but after distributions shall be made on any outstanding Series A preferred stock, Series B preferred stock or Series C preferred stock and any of our existing or future indebtedness.

        Dividends.    Holders of the Series D preferred stock will not be entitled to receive any dividends, unless and until specifically declared by our Board.

        Conversion.    Each share of Series D preferred stock is convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of common stock determined by dividing 1,000 by the conversion price of $2.06 (subject to adjustment described below), which is 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. This right to convert is limited by the beneficial ownership limitation described below.

        Beneficial Ownership Limitation.    We shall not effect any conversion of Series D preferred stock, and a holder shall have no right to convert any portion of Series D preferred stock, to the extent that, after giving effect to such conversion, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon such conversion (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon not less than 61 days prior notice provided that such limitation can never exceed 9.99% and such 61 day period cannot be waived). Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Holders of Series D preferred stock who are subject to such beneficial ownership limitation are and will remain responsible for ensuring their own compliance with Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, consistent with their individual facts and circumstances. In addition, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, any person who acquires Series D preferred stock with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock.

  Conversion Price Adjustment

        Stock Dividends and Stock Splits.    If we pay a stock dividend or otherwise make a distribution payable in shares of common stock on shares of common stock or any other common stock equivalents, subdivide or combine outstanding common stock, or reclassify common stock, the conversion price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

        Fundamental Transaction.    If we effect a fundamental transaction, then upon any subsequent conversion of Series D preferred stock, the holder thereof shall have the right to receive, for each share of common stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor's or acquiring corporation's common stock or of our common stock, if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock into which Series D preferred stock is convertible immediately prior to such fundamental transaction. A fundamental transaction means: (i) our merger or consolidation with or into another entity, (ii) any sale of all or substantially all of our assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer allowing holders of our common stock to tender or exchange their shares for cash, property or securities, and has been accepted by the holders of 50% or more of the outstanding common stock (iv) any reclassification of our common stock or any compulsory share exchange by which common stock is effectively converted into or exchanged for other securities, cash or property, or (v) consummation of a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of the outstanding shares of common stock.

        Voting Rights.    Except as otherwise provided in the Series D preferred stock certificate of designation or required by law, the Series D preferred stock has no voting rights. However, as long as any shares of Series D preferred stock are outstanding, we may not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series D preferred stock, alter or change adversely the powers, preferences or special rights given to the Series D preferred stock or alter or amend its certificate of designation.

        Fractional Shares.    No fractional shares of common stock will be issued upon conversion of Series D preferred stock. Rather, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

        The Series D preferred stock is not redeemable, but there are no provisions restricting repurchase of the Series D preferred stock.

        We do not plan on applying to list the Series D preferred stock on The NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.

Warrants

        Outstanding warrants to purchase our common stock are as follows:

	Outstanding as of
	November 26, 2013	December 31, 2012	Exercise Price	Expiration
Liability-classified warrants:
October 2012	210,907	213,945	$2.86(1)	March 2018
December 2012	—	724,825	$2.36	June 2018

	210,907	938,770

Equity-classified warrants:
June 2013	491,803	—	$3.55	December 2018
May 2013	491,803	—	$3.77	November 2018
March 2013	275,000	—	$3.49	September 2018
April 2011	131,047	131,047	$21.40	April 2016
October 2009	3,000	3,000	$77.80	October 2014
May 2009	2,967	2,967	$75.00 - $90.00	May 2014 - June 2014
May 2009	109,997	109,997	$90.00	May 2014
July 2008	—	33,698	$118.70 - $136.50	July 2013

Total	1,505,617	280,709

Total—all warrants	1,716,524	1,219,479

(1)
Prior to anti-dilution adjustments which occurred on March 20, 2013 and June 28, 2013, these warrants had an initial exercise price of $9.50 per share.

October 2012 Warrants

        As of November 26, 2013, there are warrants to purchase 210,907 shares of common stock that were issued to the Series A Investors in October 2012 in connection with the first closing of the Series A preferred stock financing. These warrants have a term of 5 1/2 years, are currently exercisable and have an exercise price of $2.86 per share. The exercise price of these warrants and the number of shares of common stock underlying these warrants are subject to full-ratchet anti-dilution adjustments in the event we issue securities, other than certain excepted issuances, at a price below the then current exercise price of such warrants. Because the Series D preferred stock sold in this offering has a conversion price of $2.06 per share, which was 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on December 16, 2013, we will be required to issue 81,910 additional shares of common stock upon exercise of these warrants in accordance with the anti-dilution provisions thereof.

        If, at the time of exercise of a Series A Warrant, there is no effective registration statement registering the shares of common stock issuable upon exercise of the warrant or the prospectus contained in the registration statement is not available for the issuance of the shares of common stock issuable upon exercise of the warrant, the holder may exercise the warrant, in whole or in part, on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise.

        We shall not effect any exercise of a Series A warrant, and a holder shall have no right to exercise any portion of a warrant, to the extent that, after giving effect to such exercise, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of, at the initial option of the holder thereof, 4.99% (which may be increased, but not above 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock upon such exercise. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

March 2013 Warrants

        As of November 26, 2013, there are warrants to purchase 275,000 shares of common stock that were issued to the Series B Investor in March 2013 in connection with the closing of the Series B preferred stock financing. These warrants have a term of 5 1/2 years, are exercisable beginning September 20, 2013 and have an exercise price of $3.49 per share. The exercise price of these warrants and the number of shares of common stock underlying these warrants are subject to proportional adjustment for stock splits, stock dividends and the like, but are not subject to any price-based anti-dilution adjustments.

        If, at the time of exercise of a Series B Warrant, there is no effective registration statement registering the shares of common stock issuable upon exercise of the warrant or the prospectus contained in the registration statement is not available for the issuance of the shares of common stock issuable upon exercise of the warrant, the holder may exercise the warrant, in whole or in part, on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise.

        We shall not effect any exercise of a Series B warrant, and a holder shall have no right to exercise any portion of a warrant, to the extent that, after giving effect to such exercise, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of, at the initial option of the holder thereof, 4.99% (which may be increased, but not above 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock upon such exercise. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

May and June 2013 Warrants

        As of November 26, 2013, there are warrants to purchase 491,803 shares of common stock that were issued to the Series C Investors in May 2013 and warrants to purchase 491,803 shares of common stock that were issued to the Series C Investors in June 2013, all in connection with the closings of the Series C preferred stock financing. These warrants have a term of 5 1/2 years, not exercisable for the first six months following issuance and have exercise prices of $3.77 and $3.55 per share, respectively. The exercise price of these warrants and the number of shares of common stock underlying these warrants are subject to proportional adjustment for stock splits, stock dividends and the like, but are not subject to any price-based anti-dilution adjustments.

        If, at the time of exercise of a Series C Warrant, there is no effective registration statement registering the shares of common stock issuable upon exercise of the warrant or the prospectus contained in the registration statement is not available for the issuance of the shares of common stock issuable upon exercise of the warrant, the holder may exercise the warrant, in whole or in part, on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise.

        We shall not effect any exercise of a Series C warrant, and a holder shall have no right to exercise any portion of a warrant, to the extent that, after giving effect to such exercise, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of, at the initial option of the holder thereof, 4.99% (which may be increased, but not above 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock upon such exercise. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

May 2009 Warrants

        In May 2009, we issued five-year warrants to purchase an aggregate of up to 109,997 shares of common stock at an exercise price of $90.00 per share that expire on May 1, 2014. The number of shares issuable upon exercise of such warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. We may call such warrants by giving five calendar days' written notice if (a) the reported high trading price of our common stock equals or exceeds 250% of the per share exercise price for any 20 trading days during a period of 30 consecutive trading days during the term of the warrants and (b) the reported trading volume is at least 50,000 shares on each day of that 30 trading day period. Warrants not exercised by the expiration of the five calendar day notice period will be deemed to have expired. These warrants contain a limitation on exercise, pursuant to which a warrant holder will not be entitled to exercise any portion of the warrant if, after giving effect to the exercise, the holder, together with its affiliates, would beneficially own or otherwise hold the power to vote 20% or more of the shares of our outstanding common stock after giving effect to the exercise. These May 2009 warrants are listed for trading on The NASDAQ Capital Market under the symbol "CBMXW."

All Other Outstanding Warrants

        The number of shares of common stock issuable upon exercise of all other outstanding warrants may be adjusted in the event of stock dividends, recapitalizations, stock splits, reorganizations or the like. Further, except as described below, such warrants contain net exercise provisions that enable holders to exercise the warrants on a cashless basis.

        The April 2011 warrants may be exercised in cash or pursuant to a net exercise provision if we undergo a fundamental transaction or if an effective registration statement does not exist for the resale of the shares of common stock issuable upon exercise of such warrants. These warrants also are subject to a blocker that would prevent each holder's common stock ownership from exceeding 19.99% of our outstanding common stock after exercise.

Stock Incentive Plan

        Our 2006 Stock Incentive Plan, as amended, or the Stock Plan, currently has a reserve of 855,721 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with stock option grants and other stock-based awards. Employees, directors, consultants or other service providers are eligible to receive grants or awards under our Stock Plan. As of November 26, 2013, 14,122 shares have been issued pursuant to option exercises and direct stock issuances, options to purchase 640,019 shares of common stock were issued and outstanding, and options to purchase 201,580 shares remained available for grant or issuance under our Stock Plan.

April 2011 Rights Agreement

        In connection with our April 2011 private placement, we entered into an Investors Rights Agreement pursuant to which each investor that beneficially owns not less than 25% of the shares of common stock issued to it in the private placement (treating the shares underlying such investor's warrants as if issued) has a right of first refusal to participate in certain of our future issuances of securities on a pro rata basis with its initial investment. Bank financings and stock issued in connection with strategic partnerships and acquisitions, underwritten public offerings, employee or director equity incentive plans and other customary transactions are excluded from this right of participation.

Authorized but Unissued Shares

        The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval, unless otherwise required by law or applicable stock exchange rules. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

        Removal of Directors.    Our certificate of incorporation provides that our directors may only be removed by the affirmative vote of holders of at least two-thirds of the shares entitled to vote at a meeting called for that purpose or, where such action is approved by a majority of the directors, the affirmative vote of the holders of a majority of the shares entitled to vote. Although our bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.

        Special Meetings.    Our bylaws provide that special meetings of stockholders can be called by our President, our Chairman or our Board at any time.

        Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Delaware Anti-Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

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  Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

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  On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

 DESCRIPTION OF SECURITIES WE ARE OFFERING

        We are offering 12,000 units. Each unit consists of one share of our Series D preferred stock and one warrant to purchase 485.4369 shares of our common stock, which equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the initial conversion price. The units will not be certificated. The shares of Series D preferred stock and warrants part of the units are immediately separable and will be issued separately in this offering.

Common Stock

        The material terms of our common stock and our other capital stock are described in the section of this prospectus entitled "Description of Capital Stock" beginning on page 40 of this prospectus.

Series D Preferred Stock

        The material terms of our Series D preferred stock and our other capital stock are described in the section of this prospectus entitled "Description of Capital Stock" beginning on page 40 of this prospectus.

Warrants to Purchase Common Stock

        The material terms of the warrants to be issued are summarized below. For more information, please refer to the terms of the form of warrant filed as an exhibit to the registration statement of which this prospectus is a part.

        The warrants to be issued will have an initial exercise price per share equal to $3.12, which is 110% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. The number of shares of our common stock for which each warrant is exercisable equals 100% of the number of shares of our common stock issuable upon conversion of a share of Series D preferred stock at the conversion price, which equals 72.5% of the consolidated closing bid price of our common stock on The NASDAQ Capital Market on the date we entered into the underwriting agreement. Each warrant will be exercisable from its date of issuance and at any time up to the date that is five years after its original date of issuance. We shall not effect any exercise of a warrant, and a holder shall have no right to exercise any portion of a warrant, to the extent that, after giving effect to such exercise, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock upon such exercise (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon not less than 61 days prior notice provided that such limitation can never exceed 9.99% and such 61 day period cannot be waived). Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Holders of warrants who are subject to such beneficial ownership limitation are and will remain responsible for ensuring their own compliance with Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, consistent with their individual facts and circumstances. In addition, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, any person who acquires such warrants with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock.

        The warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares will be issued upon the exercise of a warrant. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

        The exercise price of the warrants is subject to adjustment (but not below the par value of our common stock) in the case of stock dividends or other distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also, subject to limitations, upon any distribution of assets, including cash, stock or other property to our stockholders.

        In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchange for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding common shares, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the warrants.

        Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including voting rights, however, the holders of the warrants will have certain rights to participate in distributions or dividends paid on our common stock to the extent set forth in the warrants.

        The provisions of the warrants may be amended as a single class if we have obtained the written consent of holders representing not less than a majority of shares of our common stock then exercisable under the warrants collectively (in which case such amendments shall be binding on all holders of warrants). However, the number of shares of our common stock exercisable, the exercise price or the exercise period may not be amended without the written consent of the holder of each such warrant. The warrants are governed by New York law and if either party commences an action, suit or proceeding to enforce any provisions of the warrants, other than pursuant to federal securities laws, then the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

        We do not plan on applying to list any of the warrants on The NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.

 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our amended certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors and officers shall not be personally liable to us or our stockholders for damages for breach of such directors' or officers' fiduciary duty. The effect of this provision of our certificate of incorporation, as amended, is to eliminate our rights and those of our stockholders (through stockholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our certificate of incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

        Certain legal matters relating to the validity of our securities offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Costa Mesa, California and Minneapolis, Minnesota. Roetzel & Andress LPA, Fort Lauderdale, Florida is counsel for the underwriter in connection with this offering.

EXPERTS

        Our consolidated financial statements as of December 31, 2012 and 2011 and for the years then ended, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report (which contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern) of Haskell & White LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov and on the investor relations page of our website at www.combimatrix.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement of which this prospectus is a part for further information about us and the securities we are offering. You may read or obtain a copy of the registration statement from the SEC in the manner described above. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

        The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

        We incorporate by reference the following documents under SEC file number 001-33523 listed below (excluding any document or portion thereof to the extent such disclosure is furnished and not filed):

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  Our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 25, 2013, as amended by Amendment No. 1 to our Annual Report on Form 10-K filed with the SEC on April 26, 2013;

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  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as filed with the SEC on May 13, 2013, August 9, 2013 and November 12, 2013, respectively;

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  Our Definitive Proxy Statement on Schedule 14A as filed with the SEC on May 16, 2013; and

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  Our Current Reports on Form 8-K as filed with the SEC on January 4, 2013, January 11, 2013, February 4, 2013, February 19, 2013, February 22, 2013 (other than information furnished pursuant to Item 7.01 thereof and related Exhibit 99.1), February 26, 2013, March 4, 2013, March 11, 2013, March 12, 2013, March 15, 2013, March 20, 2013 (other than information furnished pursuant to Item 7.01 thereof and related Exhibit 99.1), April 3, 2013, April 8, 2013, May 3, 2013, May 6, 2013 (other than information furnished pursuant to Item 7.01 thereof and related Exhibit 99.1), May 30, 2013, June 18, 2013, June 28, 2013, July 1, 2013 (other than information furnished pursuant to Items 2.02 and 7.01 thereof and related Exhibit 99.1), July 17, 2013, July 19, 2013, July 29, 2013, August 13, 2013, September 3, 2013, September 25, 2013, October 25, 2013 and November 27, and our Current Report on Form 8-K/A filed with the SEC on July 29, 2013.

        These documents contain important information about us, our business and our financial condition. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted to the Corporate Secretary, at CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, California 92618, or by telephone at (949) 753-0624. The foregoing documents also may be accessed on the investor relations page of our website at www.combimatrix.com.

        Through and including January 11, 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

12,000 Shares of Series D Preferred Stock
(and 5,825,243 Shares of Common Stock Underlying the Series D Preferred Stock)

12,000 Warrants to Purchase up to 5,825,243 Shares of Common Stock
(and 5,825,243 Shares of Common Stock Issuable Upon Exercise of Warrants)

PROSPECTUS

Ladenburg Thalmann & Co. Inc.

December 17, 2013